EXHIBIT 99.1

Annual Information Form for the Fiscal Year Ended March 31, 2005, dated June 23, 2005

ANORMED INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

JUNE 23, 2005

TABLE OF CONTENTS

                                                                  PAGE

GENERAL DEVELOPMENT OF THE BUSINESS

1

Company Overview

1

Development of the Business

2

2003 Common Share Financing

2

2001 Common Share Financing

2

2000 Issue of Special Warrants

2

1999 Initial Public Offering

3

Private Placements

3

NARRATIVE DESCRIPTION OF THE BUSINESS

4

Knowledge Platform

4

Products in Development

4

Business Strategy

21

Corporate Partnerships

21

Research Collaborators

22

Prior Royalty Agreements

24

Intellectual Property

24

Competition

24

Product Approval Process

25

Process Development and Manufacturing

26

Human Resources

26

Facilities

27

RISK FACTORS

27

INCORPORATION

31

CAPITAL STRUCTURE

31

DIVIDENDS AND DIVIDEND POLICY

32

MARKET FOR SECURITIES

33

DIRECTORS AND OFFICERS

33

Scientific Advisory Board

38

CORPORATE GOVERNANCE AND BOARD COMMITTEES

40

LEGAL PROCEEDINGS

44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

44

TRANSFER AGENTS AND REGISTRARS

44

TABLE OF CONTENTS

(continued)

                                                                PAGE

MATERIAL CONTRACTS

45

INTEREST OF EXPERTS

45

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

45

GLOSSARY OF TERMS

i

Appendix A

iv

ANORMED INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

JUNE 23, 2005

(All amounts are expressed in Canadian dollars unless otherwise indicated)

GENERAL DEVELOPMENT OF THE BUSINESS

Company Overview

AnorMED Inc. ("we", the "Company" or "AnorMED") is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of haematology, HIV and oncology. Our core strength involves the application of chemistry, biochemistry and biology to the discovery and development  of small molecules (chemical compounds) with therapeutic potential. We have several products in our portfolio that are in various stages of clinical development. Our core products and programs include: AMD3100, AMD070 and a research program focused on a new class of drugs that target chemokine receptors, specifically the CXCR4 and CCR5 receptors. Additional products in our portfolio include FOSRENOLTM, NX473, Atiprimod, and our HYNIC linker. We evaluate new product and program opportunities on an ongoing basis.

AMD3100 is an inhibitor of the CXCR4 receptor that is known to be involved in the signalling for the movement of white blood cells, and other cells of the immune system, throughout the body. AMD3100 is being evaluated in two indications: stem cell transplant and tissue repair. For AMD3100 in stem cell transplant; two Phase III trials and 9 Phase II trials are ongoing, 3 Phase II trials are complete, and at least 3 additional Phase II trials will be initiated in Fiscal 2006. The Company held an end of Phase II meeting with the US FDA (Food and Drug Administration) September 10, 2004, filed a Special Protocol Assessment (SPA) with the FDA for the AMD3100 Phase III trial design and endpoints on September 15, 2004 and subsequently reached an SPA agreement on the Phase III trials design and endpoints on December 2, 2004. Patient enrolment into the Phase III program was initiated January 25, 2005. We also filed an Investigational New Drug application with the FDA on April 1, 2005, as a first step toward investigating the ability of AMD3100 to repair damaged heart tissue in cardiac patients.

We have an ongoing clinical program in HIV to evaluate AMD070, another CXCR4 inhibitor. It is our lead anti-HIV agent, which started a Phase Ia trial in September 2003. This trial was completed in July 2004. A Phase II clinical program was initiated in July 2004.  In addition, we are developing new compounds that target the CCR5 receptor as potential drug candidates for HIV and plan to select a lead CCR5 inhibitor for clinical development in the future.

Within our research and development program we continue to evaluate the potential of compounds targeting the CXCR4 receptor in oncology.  We are conducting preclinical studies with a number of external collaborators.

FOSRENOLTM (formerly Foznol and prior to that, Lambda) is exclusively licensed to Shire Pharmaceuticals Group plc. In March 2004, we sold the global patent rights for FOSRENOL to Shire Pharmaceuticals Group, plc for milestones of up to U.S. $31 million. In October of 2004, Shire received approval from the U.S. FDA for FOSRENOL triggering an U.S. $18 million milestone payment from Shire. Shire received the first European approval for FOSRENOL in Sweden in March 2004 triggering a U.S. $1 million milestone payment. Additional approvals and an E.U. market launch are anticipated over 2005.

NX473 (formerly AMD473 and prior to that, ZD0473) is a new platinum based anti-cancer agent (chemotherapy) that is active in a variety of tumor types. In April 2004, we licensed NX473 to NeoRx Corporation. NeoRx has plans to initiate a Phase II clinical trial for NX473 in small cell lung cancer in 2005 followed by a proposed Phase I/II trial in colorectal cancer in 2006.

We have licensed our chemical linker technology, HYNIC, to Solulink Inc. who are developing it for its potential in various diagnostic applications. North American Scientific, Inc., and Bristol-Myers Squibb Medical Imaging have recently terminated their license agreements to HYNIC but were previously developing it for use in medical imaging. We have also licensed Atiprimod to Synergy Pharmaceuticals, Inc., a fully owned subsidiary of Callisto Pharmaceuticals Inc. who have initiated a Phase Ib/IIa to evaluate its potential as an anti-cancer agent in multiple myeloma and bone resorption. They have also recently announced that they will be investigating Atiprimod in myelodysplastic syndrome (MDS).

Our common shares ("Common Shares") are listed for trading on The Toronto Stock Exchange under the symbol "AOM".  Our principal office is located at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5, and our registered office is located at Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2.

Development of the Business

We were established in 1996 by Dr. Michael Abrams and a team of seven scientists who were members of the biomedical research group of Johnson Matthey plc (together with its affiliates, "JM") of London, U.K.  This group was dedicated to the discovery and preclinical development of metal-based pharmaceuticals. In 1995, JM decided to focus its pharmaceutical related business on core activities involving the development and production of  bulk drug species (active pharmaceutical ingredients). This decision provided our research team, led by Dr. Abrams, the opportunity to establish and lead an independent entity focused solely on the expansion of the drug discovery and development activities formerly undertaken by the biomedical research group of JM.

In December 1995, an agreement was negotiated between a group of Canadian venture capital investors and JM for the sale of the Biomedical Research Group in consideration of U.S.$10 million to AnorMED, which was incorporated in January 1996.  In June 1996, AnorMED acquired substantially all of the JM biomedical research group's portfolio of proprietary drug candidates then under in-house development and associated intellectual property that had been developed over the previous decade, seven of its key members including the pharmaceutical development management team and all of the related technical expertise (the "Biomedical Research Group").

No business was carried out from our incorporation until the closing of the acquisition of the Biomedical Research Group on June 28, 1996. The purchase price was satisfied by the issue of 5,000,000 Common Shares and share purchase warrants (the "Warrants") to purchase 1,250,000 Common Shares in accordance with an asset transfer agreement between ourselves and JM dated June 28, 1996 (the "Asset Transfer Agreement").  JM had no interest in our activities and operated at arm's length until after the completion of the sale of the Biomedical Research Group.

Concurrent with this acquisition, we completed a $19.8 million equity financing.  The cost of the acquisition was allocated to the identifiable assets acquired based on fair values.  At the time of this financing, we moved our base of operations, including several fully functional chemistry, analytical and biology laboratories from West Chester, Pennsylvania, U.S.A. to our present location in Langley, British Columbia, Canada.

2003 Common Share Financing

On December 23, 2003, we completed a public offering of 6,000,000 Common shares at a price of $4.90 per share for total gross proceeds of $29,400,000.

2001 Common Share Financing

On February 6, 2001, we completed a public offering of 1,500,000 Common Shares at a price of $17.00 per share, for total gross proceeds of $25,500,000.

2000 Issue of Special Warrants

On February 11, 2000, we closed a private placement of 1,500,000 special warrants at a price of $14.00 per special warrant for gross proceeds of $21,000,000.  Each special warrant was exercisable for one Common Share for no additional consideration.  On March 22, 2000, we filed a long-form prospectus dated March 22, 2000 qualifying for distribution the Common Shares to be issued upon exercise or deemed exercise of the previously issued special warrants, and on March 31, 2000, the previously issued special warrants were deemed to have been exercised and we issued an additional 1,500,000 Common Shares

1999 Initial Public Offering

On March 5, 1999, we completed an initial public offering of 5,000,000 Common Shares in Canada at $6.10 per Common Share for total gross proceeds of $30,500,000.  Concurrently with the closing of the initial public offering, our Common Shares were listed on The Toronto Stock Exchange.  On April 9, 1999, we issued an additional 160,000 Common Shares for gross proceeds of $976,000 pursuant to the exercise by the underwriters of an over-allotment option granted under the initial public offering.

Private Placements1

During the fiscal year-ended March 31, 1998, we completed two private placements issuing 1,790,059 units for gross proceeds of $8,055,265.  Each unit consisted of one Common Share and one price protection warrant ("Price Protection Warrant").  Each Price Protection Warrant entitled the holder to acquire one additional Common Share for no additional consideration if we sold Common Shares for less than $4.50 per Common Share prior to or at an initial public offering of our Common Shares.  Upon the completion of our  initial public offering on March 5, 1999, all Price Protection Warrants expired.  On February 23, 1998, we repurchased 1,235,112 Common Shares from our existing shareholders and concurrently closed a private placement of 1,235,112 Common Shares, each at a price of $4.50 per Common Share. Also during fiscal 1998, we issued 718,750 Common Shares on the exercise of 2,875,000 Warrants on December 4, 17 and 24, 1997 at an issue price of U.S.$2.00 (CDN$2.86) per share for gross proceeds of $2,055,546, and issued 113,500 Common Shares to employees on June 27, 1997 at an issue price of U.S.$2.00 (CDN$2.74) per share under the terms of employment agreements entered into in the previous year for gross proceeds of $310,991.

During the year-ended March 31, 1999, we issued 12,000 Common Shares to an employee on June 1, 1998 at an issue price of $4.50 per share under the terms of an employment agreement entered into in October, 1997 for gross proceeds of $54,000, 2,000 Common Shares to an employee on January 26, 1999 at an issue price of U.S.$2.00 (CDN$3.09) per share upon the exercise of stock options for gross proceeds of $6,172 and 187,500 Common Shares on the exercise of 750,000 Warrants on December 21, 1998 at an issue price of U.S.$2.50 (CDN$3.88) per share for gross proceeds of $727,266.

During the year ended March 31, 2000, we issued an aggregate of 959,972 Common Shares on December 24 and 31, 1999, upon the exercise of outstanding Warrants at an issue price of U.S.$3.00 (approximately CDN$4.38) per share for gross proceeds of U.S.$2,879,916 (approximately CDN$4,205,330).  We also issued 7,916 Common Shares for gross proceeds of $25,000 as a result of the exercise of employee stock options and 6,383 Common Shares for gross proceeds of $31,000 pursuant to our Employee Share Purchase Plan during Fiscal 2000.

During the year ended March 31, 2001, we issued 162,165 Common Shares for gross proceeds of $586,466 as a result of the exercise of employee stock options and 5,146 Common Shares for gross proceeds of $59,072 pursuant to our Employee Share Purchase Plan.  In December 2000, we issued 847,646 common shares upon the exercise of outstanding warrants at an issue price of U.S.$3.50 (approximately CDN$5.33) per share for gross proceeds of U.S.$2,966,796 (approximately CDN$4,519,541).

During the year ended March 31, 2002, we issued 22,616 Common Shares for gross proceeds of $78,000 as a result of the exercise of employee stock options, and 87,277 Common Shares for gross proceeds of $273,000 pursuant to our Employee Share Purchase Plan.

During the year ended March 31, 2003, we issued 64,883 Common Shares for gross proceeds of $130,000 pursuant to the Employee Share Purchase Plan and 20,000 Common Shares to Clearview Venture Partners, L.L.C. at an issue price of $4.00 as consideration for certain consulting services.

1    The Canadian equivalent of the various U.S. issue prices referred to in this section are based on the exchange rate used by the Company at the time of the issue.

During the year ended March 31, 2004, we issued 11,300 Common Shares for gross proceeds of $43,000 pursuant to the Employee Share Purchase Plan, and 7,000 Common Shares for gross proceeds of $21,000 as a result of the exercise of employee stock options.

During the year ended March 31, 2005, we issued 17,450 Common Shares for gross proceeds of $81,000 pursuant to the Employee Share Purchase Plan, and 71,895 Common Shares for gross proceeds of $253,000 as a result of the exercise of employee stock options.

AnorMED UK Limited

On June 3, 2005, we incorporated a wholly-owned subsidiary within the United Kingdom, AnorMED UK Limited.  Under the European Union Clinical Trials Directive, the sponsor of a clinical trial in the European Union must be a legal representative or company established in the European Union.

 NARRATIVE DESCRIPTION OF THE BUSINESS

Knowledge Platform

Our understanding of medicinal chemistry combined with our biological and pharmaceutical expertise support our activities to develop new product candidates for treating unmet medical needs. We have also built in-house facilities and developed the know how to vary the chemical structure of any class of compound and as a result modify its biological activity and pharmacological profile. We have published numerous scientific articles relating to our work and the resultant drug candidates. The value of both our capabilities and experience is validated by our current and previous partnerships with leading companies in their respective fields, such as AstraZeneca Pharmaceuticals Limited ("AstraZeneca"), Bristol-Myers Squibb Medical Imaging Inc. ("BMSMI") (formerly DuPont Pharmaceuticals), Shire Pharmaceuticals Group plc ("Shire" or "Shire Pharmaceuticals"), and NeoRx Corporation (NeoRx). See "Corporate Partnerships". This collective expertise drives our initiatives in the discovery and development of new pharmaceuticals.

Products in Development

We have a number of product candidates currently in clinical development and an active research program focused on discovering new chemical compounds with therapeutic potential. We are specifically focused on select chemokine receptors as targets for new drug discovery and development. We plan to spend significant resources on the drug candidates in clinical development as well as our research programs. We also have a number of additional product candidates that we believe are potential assets to the Company that have been out-licensed to partners who are funding their development.

Products & Programs

Product Candidates	Disease Focus	Stage of Development (1)	Partner
CORE PRODUCTS & PROGRAMS
AMD3100: CXCR4 Inhibitor	Stem Cell Transplant	Phase III	Unpartnered
AMD3100: CXCR4 Inhibitor	Cardiac Tissue Repair	Preclinical Filed IND	Unpartnered
AMD070: CXCR4 Inhibitor	HIV	Phase Ib/IIa	Unpartnered
CCR5 Inhibitors	HIV	Preclinical	Unpartnered
CXCR4 Inhibitors	Oncology	Early Preclinical	Unpartnered

ADDITIONAL PRODUCTS
FOSRENOLTM (formerly Foznol and Lambda)	Excess phosphate levels in kidney disease	Approved in U.S. and Sweden; Additional approvals anticipated	Shire Pharmaceuticals Inc.
NX473	Oncology	Phase II (2)	NeoRx Corporation
Hynic Linker	Medical imaging agent for prognosis and diagnosis of various diseases. Also veterinary use.	Phase I/II and Preclinical	North American Scientific Inc.(3) ; BMS MI Inc. (formerly DuPont)(4); Solulink
Atiprimod	Oncology	Phase Ib/IIa	Synergy Pharmaceuticals Inc. (subsidiary of Callisto Pharmaceuticals Inc.)

Notes:

(1)

For a description of the stages of development in the drug approval process. See "Narrative Description of Business - Product Approval Process".

(2)

NX473 (formerly AMD473 and ZD0473) was exclusively licensed to AstraZeneca between 1998 and 2001. AstraZeneca was responsible for all aspects of product development. As of February 2002 we retained all rights to the product, and subsequently exclusively licensed this drug candidate to NeoRx Corporation in April 2004.

(3)

North American Scientific Inc. discontinued all operations including the Hynic Annexin V program at its wholly owned subsidiary, Theseus Imaging Corporation, on September 15, 2004.

(4)

On February 21, 2005 the license agreement with Bristol-Myers Squibb Medical Imaging Inc. was terminated.

Summary of AnorMED Sponsored Clinical Trials

	Study	Patients	Trial Status	Results
Phase III	3101: A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of AMD3100 (240 ug/kg) plus G-CSF (10 ug/kg) Versus G-CSF (10 ug/kg) Plus Placebo to Mobilize and Collect > 5 x 10[6] CD34+ Cells/kg in Non-Hodgkin's Lymphoma Patients for Autologous Transplantation.	300	Ongoing	Guidance on timing for presentation of Phase III data H205
	3102: A Multicenter, Randomized, Double-blind, Placebo-controlled, Comparative Trial of AMD3100 (240 ug/kg) plus G-CSF (10 ug/kg) Versus G-CSF (10 ug/kg) Plus Placebo to Mobilize and Collect > 6 x 10[6] CD34+ Cells/kg in Multiple Myeloma Patients for Autologous Transplantation.	300
Phase II	2101: Comparison of the number of peripheral blood (PB) CD34+ cells collected for transplantation of multiple myeloma and non Hodgkin's lymphoma (NHL) patients given a mobilization regimen of either AMD3100 plus G-CSF or G-CSF alone and measurement of the success of PB CD34+ cells mobilized by AMD3100 plus G-CSF in engrafting multiple myeloma and NHL patients. *Proof of principle study	25	Completed	ASH Dec. 2003 NMDP Oct. 2004 Blood Journal in press, 2005
	2102: Stem cell mobilization and transplantation of proven and/or predicted poor mobilizers with multiple myeloma. * No mobilization of myeloma cells	25	Completed	ASCO Jun. 2004

Phase II
	2103: Treatment with AMD3100 In Non-Hodgkin's Lymphoma Patients to Increase The Number of Peripheral Blood Stem Cells When Given With A Mobilizing Regimen of G-CSF. *No mobilization of lymphoma cells	20	Completed	ASH Dec. 2004
	2104: Treatment with AMD3100 in Multiple Myeloma or Non-Hodgkin's Lymphoma Patients to Increase the Number of Peripheral Blood Stem Cells When Given With A Mobilizing Regimen of Chemotherapy and G-CSF. *Safety and activity in a chemo regimen	40	Ongoing	ASH Dec. 2004 EBMT Mar 2005
Phase II	2105: Treatment with AMD3100 in Non-Hodgkin's Lymphoma and Multiple Myeloma Patients to Increase the Number of Peripheral Blood Stem Cells When Given a Mobilizing Regimen of G-CSF. * Regimen and schedule	55	Enrolment complete	ASH Dec. 2004 Tandem Feb. 2005
	* This data was required by and submitted to the FDA at the End of Phase II meeting (09/04)*
	C201: Treatment with AMD3100 in non-Hodgkin's lymphoma and multiple myeloma patients to increase the number of peripheral blood stem cells when given a mobilizing regimen of G-CSF.	20	Ongoing	to be determined
	EU21: Treatment with AMD3100 in Non-Hodgkin's Lymphoma and Multiple Myeloma Patients to Increase the Number of Peripheral Blood Stem Cells when Given a Mobilizing Regimen of G-CSF.	40	Ongoing	EBMT Mar. 2005
	2106: Treatment with AMD3100 Added to a Mobilizing Regimen of G-CSF to Increase the Number of Peripheral Blood Stem Cells in Patients with Hodgkin's Disease	30	Ongoing	to be determined
	2108: Treatment with AMD3100 in Multiple Myeloma Patients to Mobilize Peripheral Blood Progenitor Cells for Collection and for Transplantation.	20	Ongoing	to be determined
	2109: An Observational Study of the Effect of AMD3100 (240 ug/kg) on the Apheresis Yield of CD34+ Cells When Given to Multiple Myeloma or Non-Hodgkin's Lymphoma Patients Predicted to be Unable to Mobilize > 2 x 10[6] CD34+ Cells in Three Apheresis Days When Given G-CSF Alone.	15	Ongoing	to be determined
	Investigator Study: A pilot study evaluating the safety and efficacy of AMD3100 for the mobilization and transplantation of HLA-matched sibling donor hematopoietic stem cells in patients with advanced hematological malignancies.	44	Ongoing	ASH Dec. 2004 ASBMT Feb. 2005 SCT May 2005

Investigator Study: (1) Peripheral blood hematopoietic progenitor mobilization using granulocyte colony stimulating factor (G-CSF) combined with AMD3100 in healthy volunteers.

(2) Peripheral blood hematopoietic progenitor mobilization using with AMD3100 in healthy volunteers previously mobilized with G-CSF.

		25 25	Ongoing	to be determined

Phase I	1002: Study of the safety, pharmacokinetic and haematological activity of one dose of AMD-3100 administered by subcutaneous injection to healthy volunteers 1003: Analysis of the effect of AMD-3100 when given alone or with G-CSF to mobilize progenitor cells after pre-treatment with G-CSF. 1004: Study of the safety and effect on circulating CD34+ cells of a single dose of 160 ug/kg or 240 ug/kg of AMD-3100 administered by subcutaneous injection to patients with non-Hodgkin's lymphoma or multiple myeloma. *Dose and Safety in MM & NHL	79	Completed	ASH 2002 ESH Jun. 2003
	AMD070 studies
Phase II	Phase Ib/IIa dose-finding safety and activity study of AMD11070 (an orally administered CXCR4 entry inhibitor) in HIV- infected subjects.	48	Ongoing	Planned CROI Feb. 2006
Phase I	A Phase I, dose-rising study of AMD11070 in HIV-seronegative men to assess the safety and pharmacokinetics after single or multiple doses.	36	Completed	WAC July 2004

Overview

Chemokines and their receptors have been implicated in a number of diseases including HIV, inflammation and cancer. Chemokines are proteins produced in the body that regulate the development and migration of various cell types, such as white blood cells. Chemokine receptors are specialized proteins that function at the surface of cells, and enable chemokines to trigger an internal cellular process referred to as chemotaxis. Chemokine inhibitors block chemokine receptors, and can prevent this chemotaxis from occurring. For example, chemokines attract tumor cells to distant organs where they form metastases. Blocking the chemokine receptor can potentially prevent cancer cells from being drawn into other organs. In rheumatoid arthritis, blocking the chemokine receptor prevents white blood cells from infiltrating the joint. White blood cells are attracted to inflamed tissue areas by chemotaxis.  Chemokines are also one of the factors responsible for keeping white blood cells, including stem cells, in the bone marrow. Blocking the chemokine receptor mobilizes white blood cells. These cells then move into the blood. Once in the blood these cells can potentially be collected and may be administered to cancer patients whose white blood cells have been depleted due to radiation and chemotherapy.  In a more specific example, the CXCR4 or CCR5 chemokine receptors are used by the different strains of the human immunodeficiency virus (HIV) to infect human white blood cells. Blocking the CXCR4 or CCR5 receptors may potentially prevent the relevant HIV strains from entering and therefore infecting the target cells.

We believe chemokine inhibitors hold significant potential as new and potentially breakthrough drugs. We have initiated a number of studies and are currently evaluating the potential of a number of chemokine receptor inhibitors in the areas of oncology, virology and inflammation. Our target receptors in this program are the CXCR4 and CCR5 receptors. Our lead CXCR4 chemokine inhibitor AMD3100, followed by AMD070, is described below.  We have a number of ongoing collaborations within these programs with the Rega Institute in Belgium, University of Copenhagen, University of Michigan and Indiana University at Indianapolis, among others.  See "Narrative Description of the Business - Research Collaborators".

AMD3100: A stem cell mobilizer with potential in stem cell transplant and tissue repair

Overview

AMD3100 is a stem cell mobilizer. We are evaluating it as a new agent in two indications. The first is stem cell transplant for cancer patients based on its ability to increase stem cells available for transplant, to improve overall transplantation procedure, and to potentially enhance patient outcome. The second indication we are evaluating is its potential role as a stem cell mobilizer in tissue repair. These programs are described below.

Stem cell transplant is used to restore the immune system of patients who have been treated for cancers involving the blood and immune system such as leukemias, multiple myeloma and lymphomas. Transplantation involves the collection of certain types of stem cells, specifically CD34+ cells. These cells are then re-administered to the patient after the cancer treatment.  The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

Up to 65% (CIBMTR Registry data 1998-2002 and Washington University database, St Louis Missouri) of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using Neupogen  (brand of granulocyte colony stimulating factor, G-CSF) in standard mobilization regimens. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions (called apheresis) to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant where stem cells were directly collected from the bone marrow with a needle. This technique has now been largely replaced by a new procedure called peripheral blood stem cell (PBSC) transplant. Up to 95% of stem cell transplants are performed by PBSC. In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection patients are given a growth factor (G-CSF) that causes stem cells in the body to multiply. The objective of this procedure is to get as many stems cells as possible into the circulating blood where they can be collected through apheresis. However, many stem cells remain locked up in the bone marrow and require more than one session of G-CSF and harvesting in order to collect a sufficient number of cells.

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and, among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.

In March 2001, we initiated a Phase I clinical trial, using low doses of AMD3100, in healthy volunteers to study increases in white blood cell counts previously observed in the first AMD3100 trial. This program was initiated due to observations made in a concurrent clinical program of AMD3100 in HIV.  See "AMD070 - A new HIV Entry Inhibitor". This first trial was designed to determine precisely which populations of white blood cells, including possibly stem cells, are mobilized by AMD3100, and to investigate the mechanism of action responsible for this activity.

The Phase I studies in healthy volunteers indicate that a single injection of AMD3100 increases the number of stem cells by up to 7 fold times normal, in the circulating (peripheral) blood. The maximal peak stem cell increase was observed nine hours after injection and subsequently returned to normal levels. This data was presented at the American Society of Hematology (ASH) Annual Meeting held December 2001.

AMD3100 was shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of circulating stem cells.  In this capacity, AMD3100 may enhance the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Additional results from Phase I studies in healthy volunteers were presented at the International Society of Experimental Hematology (ISEH) meeting in July 2002. Results confirmed that the increase in stem cells induced by AMD3100, given as a single subcutaneous injection, is dose-dependent and that AMD3100 enhances the effect of G-CSF, the standard agent used to mobilize stem cells for transplant in cancer patients. In addition, results from a second preclinical study also presented at the conference confirm that stem cells mobilized by AMD3100 alone in healthy volunteers can be collected and used to successfully re-establish a damaged immune system and function normally in preclinical models.

In September 2002, we initiated a new Phase I clinical trial in up to 24 cancer patients with multiple myeloma ("MM") and non-Hodgkin's lymphoma ("NHL") to determine the safety and stem cell mobilization activity of AMD3100.  As in AnorMED's previous Phase I studies in healthy volunteers, AMD3100 was administered subcutaneously at doses previously determined to be safe. Positive data from this study was presented at the 8th Congress of the European Hematology Association, described below.

In December 2002 we initiated the first Phase II clinical trial (2101) to evaluate the potential of AMD3100 as a new agent for stem cell transplantation in cancer patients. In this study, AMD3100 is administered in combination with G-CSF in 25 patients with MM or NHL. The objective of this study was to determine if patients who receive AMD3100 plus G-CSF, compared to G-CSF alone, collected more stem cells for transplantation. This study also evaluated the number of apheresis collections needed to obtain the target number of stem cells required for transplantation as well as the number of days it takes for stem cells to re-engraft in patients who are mobilized with AMD3100 plus G-CSF compared to G-CSF alone.  Positive data from this study was presented at the 2003 American Society of Hematology Meeting, described below.  Recruitment for this trial is complete and final results were reported October 30, 2004 at a presentation made at the National Marrow Donor Program Conference held in Minneapolis, by Dr. Neal Flomenberg, Chief, Division of Medical Oncology, Thomas Jefferson University, Philadelphia, PA and a principal investigator in AnorMED's clinical program on AMD3100. The complete results of this trial have been accepted for publication in the Journal Blood and will appear in print September 2005.

Based on encouraging data from ongoing studies we initiated a second Phase II trial (2102) in up to 20 patients with multiple myeloma who had previously failed to mobilize an adequate number of stem cells required for transplantation. This commenced in May 2003. In this study, AMD3100 was given in combination with G-CSF and evaluated on its ability to increase the stem cells available for transplant, improve the overall transplantation procedure, and potentially enhance the patient outcome. Positive interim data from this trial was presented at the 2004 American Society of Clinical Oncology Meeting, described below.

Based on positive data we initiated three additional Phase II trials (2103, 2104, 2105) in a small number of cancer patients to confirm that AMD3100 administered in combination with the standard mobilization regimens increases stem cells in different patient populations and improves the overall procedure. Results from these trials were presented at the American Society of Hematology meeting in December 2004, the Tandem meeting in February 2005, and the European Bone Marrow Transplant Meeting March 2005 as well as other conferences.

In June 2003, we presented Phase I study results from AMD3100 in cancer patients at the 8th Congress of the European Hematology Association.  New results from a total of thirteen multiple myeloma and non-Hodgkin's lymphoma patients, confirm that AMD3100 administered alone mobilizes stem cells. The significance of this result is that previous studies have been in healthy volunteers not cancer patients. This data confirmed that AMD3100 administered alone can mobilize stem cells in cancer patients.  As a result of prior chemotherapy, mobilization in cancer patients can be more difficult than mobilization in healthy subjects. AMD3100 was administered at doses previously determined to be safe. Following the single subcutaneous injection, a rapid and statistically significant increase in the total number of stem cells was observed at four and six hours after administration.  AMD3100 was well tolerated in cancer patients.

In July 2003, we received Orphan Drug designation for AMD3100 from the FDA. Orphan drug designation may be granted for a drug which is intended to treat a disease for which there are 200,000 or less cases per year in the United States, or may be granted if there are more than 200,000 cases per year provided that it can be shown that the costs to develop the drug are greater than the anticipated revenue following commercialization.  The Orphan Drug designation is given to a drug in combination with a clinical indication. On October 20, 2004 we received orphan drug designation for AMD3100 from the European Medicines Evaluation Agency (EMEA).

There are a number of benefits associated with Orphan Drug designation in the US and EU. This designation allows us to apply for grants to fund both nonclinical and clinical studies.  Grants are available from both the NIH and the FDA.  At the time of the marketing application, the required user fee, currently U.S. $533,000 for a New Drug submission, is waived for orphan drugs. In addition, annual establishment and product fees (U.S. $150,000 per year) are also waived for orphan drugs.  As the sponsor company of an orphan drug we are eligible for tax credits equal to 50% of the total clinical trial costs in the U.S. Once an orphan drug has received marketing approval from the FDA, it is given seven years exclusivity, which means that the FDA will not approve another drug, with the same mechanism of action, for the same indication, for a seven year period.  Exceptions to this occur if we, as the sponsor company, were unable to manufacture enough drug to meet marketing demands, or if another company demonstrates the superiority of another drug in terms of improved efficacy and/or safety profiles.

The EMEA's "orphan" designation promotes development of drugs to treat rare diseases or conditions by: providing marketing exclusivity for 10 years; including protocol assistance by EMEA to optimize drug development in preparing a dossier that will meet regulatory requirements; facilitating access to the Centralized Procedure for the application for marketing approval; reducing fees associated with applying for marketing approval and protocol assistance; and, securing a European Union research funding grant.

In December 2003, we presented results from the Phase II trial 2101; AMD3100 in cancer patients at the American Society of Hematology conference. In this trial the patients served as their own control as they were mobilized with both AMD3100 and G-CSF, or G-CSF alone followed by a 2-week recovery period before they were remobilized with the opposite regimen. This intrapatient control allows for the two mobilization regimens to be compared directly in the same patient. The results from this study show AMD3100 in combination with G-CSF is a superior stem cell mobilization regimen compared to G-CSF alone based on its ability to successfully mobilize patients who failed in the G-CSF arm, the reduction in aphereses days, and the yield of stem cells collected per day of apheresis.

  Interim results from study 2101 show that 19/19 patients mobilized with a regimen of G-CSF plus AMD3100 collected enough cells for transplantation compared to 12 out of 19 of the same patients receiving a mobilization regimen of G-CSF alone.  Fourteen of nineteen 14/19 patients (74%) achieved the optimal number of CD34+ stem cells (5 million /Kg of patient weight) with G-CSF plus AMD3100 mobilization compared to 6/19 (32%) receiving G-CSF alone.

  In addition, AMD3100 plus G-CSF helped seven poor mobilizer patients to collect a transplantable number of cells.  Three patients classified as poor mobilizers collected the optimal number of cells when mobilized with AMD3100 plus G-CSF. A "poor mobilizer" is defined as a patient who fails to collect the minimum number of cells required for transplantation (2 million CD34+ stem cells/Kg of patient weight) using a mobilization regimen of G-CSF alone.

  As well, using the G-CSF plus AMD3100 mobilization regimen, more patients achieved the optimal number of cells (5 million CD34+ stem cells/Kg of patient weight) or the minimum number of cells (2 million CD34+ stem cells/Kg of patient weight) within two aphereses than the same group of patients receiving G-CSF alone. Also in the AMD3100 plus G-CSF arm 17 out of 19 patients collected a transplantable number of cells in 2 aphereses compared to 12 out of 19 in the G-CSF arm alone.

On April 1, 2004 we initiated our fifth Phase II trial (2105) in NHL and MM patients. This is a Phase II trial to optimize the schedule for administering AMD3100 in combination with the standard agent, G-CSF, prior to collection of stem cells for transplantation. In this study patients were administered AMD3100 at 10 pm and had their stem cells collected at 8 am the next morning. The study was conducted at multiple centers in the United States and was scheduled to enrol up to 55 non-Hodgkin's lymphoma and multiple myeloma patients.

In June 2004, we presented results from our second Phase II trial (2102) using G-CSF plus AMD3100 in cancer patients at the American Society of Clinical Oncology Conference. The data reported, involved 10 multiple myeloma patients who had previously failed to collect an adequate number of cells for a tandem transplant. The study was conducted at the Myeloma Institute for Research and Therapy, University of Arkansas for Medical Sciences, Little Rock, AR. At this institute the standard of care for tandem transplantation in myeloma patients requires greater than 5 million CD34+ stem cells/kg; at least 2 million CD34+ cells/kg for the first transplant and 3 million CD34+ stem cells/kg for the second transplant. The objective of the study was to evaluate the safety of

AMD3100 in combination with G-CSF in this subset of myeloma patients and determine if myeloma cells were mobilized when AMD3100 was included in the mobilization regimen. The study also evaluated whether a mobilization regimen with AMD3100 allowed these patients to collect an adequate number of stem cells for a tandem transplant. The addition of AMD3100 to the mobilization regimen improved stem cell collection in 7 of 10 patients who had an inadequate number of stem cells. Furthermore, following the AMD3100 mobilization regimen 7 of 10 patients then had a sufficient number of stem cells to be eligible for a tandem transplant. In all 10 patients AMD3100 was generally well tolerated. No myeloma cells were identified in any of the AMD3100 collections.

On September 10, 2004 the company held an end of Phase II meeting with the FDA, to propose plans for the two randomized pivotal studies, one in non-Hodgkin's lymphoma patients and the other in multiple myeloma patients. Both Phase III trials discussed are designed to determine if patients who are given AMD3100 in combination with the standard agent, G-CSF, have more stem cells available for transplantation than patients who received G-CSF and placebo. On September 15, 2004 the Company filed the proposed Phase III protocols for AMD3100 under the FDA's Special Protocol Assessment (SPA).  The SPA provides a forum for the FDA and the Company to reach agreement as to the design, execution, and analyses proposed in protocols reviewed under this process. In general, these assessments are considered binding on the review division as well as the sponsor, unless public health concerns unrecognized at the time of a protocol assessment become evident or other scientific concerns arise.

In October 2004, we presented the results from all 25 patients from study 2101 at the National Marrow Donor Program Meeting in Minneapolis, MN. In 21 of 25 patients, more than 50% additional CD34+ stem cells/kg/day were collected on average.  Nine patients could be successfully mobilized (>2 million CD34+ stem cell/kg of patient body weight) with G-CSF and AMD3100 but not with G-CSF alone.  In no case was the reverse pattern seen.  Twelve patients required 1 (n=6), 2 (n=4) or 3 (n=2) fewer aphereses to reach an optimal cell target (>5 million CD34+ stem cells/kg of patient body weight) with G-CSF and AMD3100.  AMD3100 toxicities were mild and were usually limited to gastrointestinal discomfort.  No patient required discontinuation of AMD3100 and no severe adverse events were ascribed to AMD3100. Of the 20 patients transplanted with the G-CSF and AMD3100 product, 19 engrafted promptly and none of these patients developed late graft failure. One patient who received 2.3 million CD34+ stem cells/kg experienced delayed engraftment and ultimately expired due to an infection.

On November 4, 2004 we initiated two additional Phase II trials for AMD3100; one in Canada (C201) and the other in Germany (EU21). The purpose of these studies is to confirm the schedule for administration of AMD3100 and that patients who are given AMD3100 plus the standard agent, granulocyte-colony stimulating factor (G-CSF), have more stem cells available for transplantation compared to patients given G-CSF alone. Both the Canadian and European Phase II trials will be conducted at multiple centers and will enrol up to a total of 50 non-Hodgkin's lymphoma and multiple myeloma patients.  AMD3100 will be used in combination with G-CSF, to mobilize stem cells from the bone marrow into the bloodstream where they can be collected and used for transplantation. The first set of data from the European trials was presented at the European Bone Marrow Transplant (EBMT) meeting in Prague, Chech Republic on March 22, 2005 (see below).

On December 1, 2004 we initiated two additional Phase II trials. Study 2106 will evaluate AMD3100, in combination with the standard mobilization regimen, in patients with Hodgkin's disease (HD) undergoing a stem cell transplant. Study 2108 will evaluate AMD3100, as a single mobilizing agent, in multiple myeloma (MM) patients undergoing a stem cell transplant.

On December 2, 2004 we reached an SPA agreement with the FDA for the design of the Phase III trials for AMD3100. An overview of the clinical program, including published results and proposed Phase III endpoints is provided below.

The study endpoints and statistical analysis for the Phase III program are based on results from AnorMED's Phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone. AnorMED's Phase II clinical data to date in over 125 NHL and MM patients shows AMD3100 increases the number of stem cells available for transplantation. In our Phase II trials 67% of the non-Hodgkin's lymphoma patients treated with AMD3100 plus G-CSF achieved the optimal number of CD34+ stem cells (> 5 million/kg patient body weight) compared with 20% of patients receiving G-CSF alone. Similarly 70% of multiple myeloma patients treated with AMD3100 plus G-CSF achieved the optimal number of CD34+ stem cells (> 6 million/kg patient body weight)

compared with 20% of patients receiving G-CSF alone. Based on this data, each Phase III study is powered to show a minimum of a 20-percentage point difference between the study arms.

On December 6, 2004 Phase II data from four of our Phase II trials (2103, 2104 and 2105 and an investigator sponsored trial) were presented at ASH in San Diego, CA. Data from Phase II studies continue to show that AMD3100, in combination with standard stem cell mobilization regimens, provides a rapid increase in the number of peripheral blood stem cells capable of engraftment, increases the proportion of patients reaching a peripheral blood stem cell target required for transplant, even in heavily pre-treated patients, and reduces the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells in NHL and MM patients. Study 2103 in NHL patients confirmed that there was no mobilization of lymphoma cells. Study 2104 confirmed safety and activity when AMD3100 was added to a G-CSF plus chemotherapy regimen. Preliminary results from the investigator sponsored trial on AMD3100 support its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients. This allogeneic trial differs from other Phase II trials to date in that the stem cells are collected from a matched healthy donor and transplanted into the cancer patient.

A total of 600 cancer patients undergoing the autologous stem cell transplantation procedure will be enrolled into the Phase III program. One study will enrol 300 non-Hodgkin's lymphoma patients and the other study 300 multiple myeloma patients. Both Phase III studies are randomized, double-blind, placebo controlled, comparative trials of AMD3100 plus G-CSF versus placebo plus G-CSF.

Both studies are designed to evaluate the ability of AMD3100 in combination with G-CSF, to provide an increase in the proportion of patients reaching a peripheral blood stem cell target, and to reduce the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells. The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ stem cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ stem cells/kg patient body weight in two or less days of apheresis.

In February 2005, clinical data from study 2105 was presented at the Tandem Transplant Meeting in Keystone, Colorado and continues to show improved mobilization and collection of stem cells in NHL and MM patients undergoing transplant, including heavily pretreated patients. At this conference an update on the 43 patients was presented. Additional clinical data from an investigator sponsored allogeneic trial showed that the two healthy donors collected a median 2.3 million CD34+ stem cells/kg patient body weight with AMD3100 alone. These cells were transplanted into AML and NHL patients and the patients demonstrated engraftment (recovery of neutrophils day 10-11; and platelets day 14-20).

In March 2005, clinical data on AMD3100 was presented at the European Bone Marrow Transplant Meeting in Prague, Czech Republic. Data presented from our compassionate use program showed that a child with metastatic Ewing's sarcoma successfully mobilized using AMD3100 and G-CSF after five failed attempts at hematopoietic stem cell mobilization with other growth factor regimens. Additional European clinical data on AMD3100 in a chemotherapy regimen for autologous transplant continues to look promising. Ten patients with multiple myeloma and 4 with non Hodgkin's lymphoma have been mobilized with AMD3100 in combination with G-CSF and chemotherapy (cyclophosphamide) and have shown a mean 1.9 fold increase in the number of circulating CD34+ cells. Clinical data on two patients with multiple myeloma from the first European trial showed the addition of AMD3100 to the standard mobilization regimen resulted in a doubling of the number of circulating CD34+ cells and is consistent with previous data.

On April 1, 2005 we filed an investigational new drug application for AMD3100 in cardiac tissue repair and plan to initiate this clinical program in 2005. The use of stem cells in cardiac tissue repair was presented at the 2003 American Heart Association (AHA) conference by a group from the Ottawa Heart Institute who reported that increasing the number of stem cells in circulation in heart attack patients, after a heart attack, led to improvements in heart function. Our preclinical data, from a heart attack model presented at the 2002 American Society of Hematology (ASH) conference and the 2003 American Heart Association (AHA) conference, shows that AMD3100 improves heart tissue and function when administered in a heart attack model and may play a role in mobilizing stem cells involved in the repair of tissue damage. Combined, these results support further evaluation of AMD3100 as a potential stem cell agent to help repair damaged heart tissue in patients who have had a heart attack.  We plan to initiate a safety study in patients who have recently had heart attacks in 2005.

In May 2005, additional clinical data on the investigator sponsored allogeneic trial was presented at the International Society for Cellular Therapy (ISCT) in Vancouver, Canada. These trials involve healthy donors (HLA matched sibling in this case) donating cells to cancer patients. This is the first study to demonstrate that AMD3100 alone can successfully re-engraft in allogeneic transplant patients and safely and rapidly induce the mobilization of stem cells.

Market

The use of PBSC is increasing in some cancers for a number of reasons including: an overall increase use of autologous stem cell transplants (stem cell donor is the patient) for certain indications as well as a shift towards use in older patients, increase in the number of allogenic stem cell transplants (healthy donor's stem cells are transplanted into patient), increased donor availability, and continued adoption of PBSC in all recipient groups.

This market is segmented into procedures for allogenic transplants and procedures for autologous transplants. However, for both allo-and autotransplants, the proportion of recipients aged > 40 years continues to increase.  This may reflect advances in supportive care with a resultant decrease in transplant-related toxicity and the increased application of transplantation to diseases affecting older patients (e.g. multiple myeloma).  Patients aged > 50 years now account for more than 10% of allograft recipients and 50% of autograft recipients.

The International Bone Marrow Transplant Registry (IBMTR)/Autologous Blood and Marrow Transplant Registry (ABMTR) estimate(s) that approximately 45,000 blood or marrow transplants were performed worldwide in 2002.1

Autologous: Donor is the Patient - Over 95% of autotransplants in adults and 85% in children and adolescents use hematopoietic progenitor cells collected from blood. The remainder use bone marrow alone or in combination with cells collected. The most common types of cancer involving autotransplants included non-Hodgkin's lymphoma, Multiple Myeloma and Hodgkin's disease. While autologous stem cell transplants for the treatment of breast cancer have declined from 1998 to 2000 due to lack of efficacy of high dose chemotherapy, strong growth appears to continue in indications such as multiple myeloma where PBSC transplants are considered the therapy of choice.  In the 1970s, the median age of a transplant recipient was 17 years compared to the median age of 44 from 1995 to 1997.2 53% of autograft recipients are now older than 50 years.1 This is important as most of the cancers employing PBSC are characterized by onset later in life.

Allogenic: Donor to Patient - Traditionally allogeneic transplants used bone marrow grafts.  However, from 1999-2002 there was a steady increase in use of peripheral blood stem cells; this is now the predominant type of graft used in adults. The percentage of allografts using PBSC as opposed to bone marrow transplants also continues to grow, as the use of peripheral blood has been associated with quicker engraftment and recovery. The majority of these transplants were done to treat leukemia, although the use for other indications such as lymphomas has continued to grow. Since 1997, a rapidly growing number of allotransplants have been carried out using non-myeloablative or reduced intensity conditioning regimens. Compared to traditional myeloablative transplants, non-myeloablative transplants are more likely to use peripheral blood stem cell grafts. Recipients of non-myeloablative transplants also tend to be older than recipients of traditional regimens.1

References:

1.	Summary Slides 2003, Loberiza, IBMTR/ASBMTR newsletter. Volume 10(1) November 2003
2.	Transplant Registries: Guiding Clinical Decisions and Improving Outcomes, Horowitz, Mary et al. Oncology. May 2001.
3.	CIBMTR Registry data 1998-2002, Washington University Database.

New HIV Entry Inhibitors - AMD070 & New Compounds targeting CXCR4 and CCR5

Overview

CXCR4 and another chemokine receptor CCR5, are involved in HIV infection.  In order to enter and infect cells, HIV must bind to either the CXCR4 or CCR5 chemokine receptor. Different strains of HIV prefer one receptor or the other, or may use either receptor to infect cells. An infected individual may harbour different levels of both CXCR4 and CCR5-using strains. A new product combining both a CXCR4 and a CCR5 inhibitor would offer a potent new way to target HIV.

Both CXCR4 and CCR5 inhibitors belong to the new investigational class of antiretrovirals known as HIV entry inhibitors. This new class includes various experimental compounds designed to block cell surface receptors, such as CCR5 or CXCR4, as well as an approved compound Fuzeon that blocks HIV fusion with the cell surface. Unlike many existing HIV drugs that target the virus after it has infected a healthy cell,  HIV entry inhibitors  block the virus from entering the cell and beginning its replication process.

AMD3100 was our first CXCR4 inhibitor anti-HIV drug candidate. Our research team, in collaboration with the Rega Institute of Leuven, Belgium, discovered that AMD3100 had anti-HIV activity.  Subsequently, we discovered that AMD3100 inhibits the binding of HIV to the CXCR4 chemokine receptor.  Our collaboration on AMD3100 with the Rega Institute is ongoing. See "Narrative Description of the Business - Research Collaborators".

In August 1998, we initiated a Phase Ib/IIa clinical trial of AMD3100 in healthy volunteers at the Johns Hopkins University School of Medicine in Baltimore, Maryland. The goal of this trial was to obtain initial safety and pharmacokinetic data in humans.  AMD3100 was administered intravenously and subcutaneously in this trial.  Thirteen volunteers were enrolled in this study and the drug was well tolerated and demonstrated linear pharmacokinetics both intravenously and subcutaneously. No oral bioavailability was demonstrated.  A full report of this trial was published in the June, 2000 edition of the Journal "Antimicrobial Agents and Chemotherapy". Enrolment in a Phase Ib/IIa study to test the effect of the intravenously administered drug on HIV infected individuals was commenced at Johns Hopkins University in May, 1999 and shortly thereafter at Case Western Reserve University in Cleveland and at the University of Washington in Seattle.  Later, three other clinical sites were added, University of Texas Medical Branch in Galveston, Cornell University in New York and the AIDS Research Alliance in Los Angeles.  In this Phase Ib/IIa HIV study for AMD3100, the drug was administered as a 10-day continuous intravenous infusion. Patients were pre-selected for the strain of HIV believed to infect cells via the CXCR4 chemokine receptor, using a test called "MT2", that is not very sensitive but was the only assay available at that time.

On May 25, 2001, after enrolling 40 patients, we halted the study. This decision was based on three factors: the drug dosing had reached the maximal level feasible for subcutaneous administration planned for subsequent phase II trials; insufficient antiviral activity as defined by the assays available at the time; and two patients, one who had a confirmed, pre-existing cardiac condition and another who may have, experienced abnormal cardiac activity at high doses. It is not believed that this cardiac activity was related to blocking the CXCR4 receptor. Although the abnormal activity was not serious, it would have required impractical patient monitoring in subsequent phase II trials. More importantly, we had developed a new series of CXCR4 inhibitors that have the potential to be administered as a pill.

Later in 2001, Virologics Inc. developed a more sensitive test that detected the presence and amount of each HIV strain. For example, the test can determine the percentage of HIV using CXCR4 and the percentage of HIV using CCR5 in each individual patient. A significant number of patients will be infected with both strains of HIV. Using this new assay, AnorMED identified that 19/40 patients in the Phase Ib/IIa study actually had the HIV virus strain that uses the CXCR4 chemokine receptor and therefore may have benefited from AMD3100.

Subsequent analysis of data collected from these 19 patients confirmed efficacy of AMD3100 in blocking the CXCR4 receptor and importantly proof of principle in anti-HIV activity. Of the 19 truly eligible patients, AMD3100 eliminated the CXCR4 receptor-using virus in 9 patients. This activity was dose-dependent.

These breakthrough results were presented at the 9th Retroviral and Opportunistic Infections Conference in February 2002, at the Collaborative HIV Research Seminar in April 2002 and at the International AIDS Conference in July 2002.

Several classes of CXCR4 inhibitor molecules have emerged from our preclinical program. In July 2002, we announced that we had selected a new CXCR4 HIV entry inhibitor, AMD070, for further evaluation in clinical trials and also have backup candidates currently in preclinical studies. AMD070, and the backups, have the potential to be administered to HIV patients as a pill.

In preclinical in vitro studies, AMD070 enhances anti-HIV activity when used in combination with all other approved anti-HIV agents with which it was tested. In addition, in vitro studies of AMD070 have shown it to be a potent and specific CXCR4 antagonist which strongly inhibits viral infection against both CXCR4 using virus as well as HIV strains that use either CXCR4 or CCR5 (referred to as the dual tropic strain of HIV). AMD070 is specific for the CXCR4 receptor and does not interact with any one chemokine receptor other than CXCR4, as evaluated in an in vitro analysis. This data was presented at the 11th Retroviral and Opportunistic Infections conference held in February 2003.

In September 2003 we initiated a Phase Ia trial in healthy volunteers to evaluate the safety of AMD070 for the treatment of HIV infection.  This was an open label, inpatient dose escalation study conducted in collaboration with the U.S. Adult AIDS Clinical Trials Group (ACTG) and enrolled up to 48 healthy volunteers at two centers in the U.S. The purpose of this study was to evaluate the safety, pharmacokinetics (PK) and pharmacodynamics of AMD070.  Data was collected from 4 cohorts of 3 volunteers who received single oral doses, followed by 3 cohorts of 6 volunteers who received multiple oral doses of AMD070, ranging from 50 mg to 400 mg per dose.

ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies. The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that is supported by grants from the Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services.

In February 2004, we presented preclinical data on AMD887, one of our novel CCR5 HIV entry inhibitors at the Retroviral and Opportunistic Infections Conference. The preclinical study evaluated AMD887 alone, and in combination with AMD070, our CXCR4 HIV inhibitor currently in a Phase I study with the AIDS Clinical Trials Group. Data from this study show both candidates hold great promise as anti-HIV drug candidates, and when the compounds are combined, a potent inhibition of HIV replication is observed. We plan to select a lead CCR5 candidate for further pharmacology and toxicology studies in Fiscal 2006.

In July 2004, we reported Phase Ia data from AMD070 in thirty-six healthy volunteers at the 2004 International AIDS Conference in Bangkok, Thailand. The data shows oral administration of AMD070 is generally safe and well absorbed with transient and reversible side effects. Based on this positive data, we initiated a Phase Ib/IIa dose escalation clinical trial. This study is currently being conducted via the ACTG clinical trial sites. The study will enrol up to 48 patients and evaluate the ability of AMD070 to reduce the CXCR4 viral load in HIV patients as well as safety and pharmacokinetic data on the drug candidate.

On March 16, 2005 we enrolled the first patient into the study. Patient recruitment is currently ongoing. Results from this study will confirm the activity of AMD070 and will be reported in Fiscal 2006 at the appropriate conference.

HIV Market

Acquired immunodeficiency syndrome ("AIDS") is caused by HIV infection. AIDS is characterized by a gradual decline in the body's immune system, leading to opportunistic infections and certain cancers, dementia and, in many cases, death.  Drugs for the treatment of AIDS include agents that treat the secondary conditions caused by the weakened immune system of the patient as well as drugs that directly inhibit HIV. HIV infects by fusing with target cells and injecting its genetic material into the T-cells. The CXCR4 chemokine receptor is found on T-cells. Loss of T-cells is a major factor in the decline of the immune system in HIV infected patients.  Once HIV infects the target cell during fusion, the virus uses the target cell to replicate. Drugs that prevent HIV from fusing with T-cells are potential anti-HIV agents.

In North America and Western Europe, an estimated 1.3 million to 1.9 million individuals were living with the human immunodeficiency virus (HIV) at the end of 2003 (AIDS Epidemic Update, December 2003, UNAIDS/WHO Report). In Western Europe, the number of individuals living with HIV was estimated to be between 520,000 to 680,000 and the annual incidence of HIV infection was 30,000 to 40,000.  In 2003 in the U.S., an estimated 1.1 million individuals were living with HIV and the estimated incidence of HIV infection was approximately 36,000 to 54,000. This is in contrast to the approximately 174,000 individuals living with HIV/AIDS in the U.S., in 1993. The dramatic increase in the number of people living with HIV in the U.S. as well as in the other parts of the industrial world is attributed to the introduction of antiretroviral therapy, which has led to a dramatic decline of morbidity and mortality. The introduction of antiretroviral therapy resulted in HIV infection being no longer considered a terminal disease but a chronic illness.

Current anti-HIV therapy employs drugs that inhibit HIV replication following the release of viral RNA into the cell. These agents fall within three groups; protease inhibitors, nucleoside reverse transcriptase inhibitors and non-nucleoside reverse transcriptase inhibitors.  Although the use of these drugs in highly active antiretroviral therapy (HAART) decreased HIV load and prolonged life, eradication of infection had not been achieved due, in part, to the viral reservoirs remaining in blood and infected tissue. This problem is exacerbated by viral resistance to the drugs currently used for first line therapy and cross-resistance to drugs within the same class. The current drugs also produce side effects that diminish the patient's quality of life and lower patient compliance, which in turn may increase the patient's risk of developing drug resistant viral strains. The identification of new classes of antiretroviral drugs with unique mechanism of action therefore remains an important therapeutic objective.

HIV drug sales at the end of 2003 exceeded U.S. $6 Billion (2004 Drug Topics Red Book; Company reports).

Chemokine Inhibitors - CXCR4 in Asthma, Rheumatoid Arthritis and Cancer

Overview

The CXCR4 receptor is present on white blood cells and, among other functions, has been shown to play a key regulatory role in the trafficking and homing of a variety of cells involved in the immune system, including white blood cells.  Inflammatory diseases such as rheumatoid arthritis are caused by the attack of the immune system, particularly white blood cells, in the joints. In a disease state this attack is directed, at least to some extent, by increased levels of chemokine molecules that attract white blood cells to joint tissue, a process called chemotaxis, where they cause tissue destruction. Similarly, CXCR4 may be involved in the migration of cancer cells to distant sites, and binding of CXCR4 to its ligand SDF-1 may be important to the survival of some cancer cells. Chemokine receptor inhibitors block this attraction and are therefore potential therapeutics in this area. We believe chemokine inhibitors hold significant potential as new breakthrough drugs.

Our drug development program is focused on the CXCR4 receptor. Promising results from a number of preclinical studies with new compounds targeting the CXCR4 receptor have shown encouraging activity in rheumatoid arthritis and asthma models. Additional preclinical studies are ongoing to evaluate these compounds in cancer and other diseases.  We will also explore potential collaboration and partnering opportunities in this area.

FOSRENOLR  (formerly Foznol and Lambda) - an approved drug for kidney failure patients to treat hyperphosphataemia

Overview

FOSRENOL is an approved drug for the treatment of hyperphosphatemia in kidney failure patients.  Kidney failure leads to excess levels of phosphate in the blood, a condition known as hyperphosphatemia. Control of blood phosphate levels is central to the prevention of renal bone disease and hyperparathyroidism in patients with chronic kidney failure.  To compensate for the kidney's inability to rid the body of excess phosphate, almost all kidney dialysis patients use a phosphate binder to remove excess phosphate.  Phosphate binders bind phosphate in the digestive tract, preventing its absorption into the bloodstream. FOSRENOL, is taken orally and is designed to bind phosphate in the digestive tract. FOSRENOL is minimally absorbed by the body, lowering the potential for side effects. The activity of FOSRENOL is based on the low solubility of lanthanum phosphate, the product formed when FOSRENOL is exposed to phosphate in the digestive tract.  Therefore, it converts free phosphate into an insoluble substance that is readily excreted from the body.

We granted a worldwide exclusive license to Shire, a leader in developing treatments for renal bone disease, for the development and commercialization of FOSRENOL. See "Narrative Description of the Business - Corporate Partnerships". Shire has assumed all responsibility and expenses for the development and commercialization of FOSRENOL. Therefore, we have not allocated any funds for expenditures on FOSRENOL.

In March 2004, we agreed to sell the global patents for FOSRENOL to Shire, and one of its wholly owned subsidiaries, for up to U.S. $31 million in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan. Under the terms of the agreement, Shire will pay us U.S. $18 million when FOSRENOL is approved in the United States and US$7 million when FOSRENOL is approved in the relevant EU countries.  In consideration of these payments, Shire's royalty obligations to us shall cease throughout the world, except for Japan. The agreement also provided Shire a 12 month option to purchase the Japanese patents for U.S. $6 million to be paid upon approval in Japan. This option has been exercised to include the U.S.$6 million payment to AnorMED upon regulatory approval in Japan. Upon the payment of the milestone, Shire's royalty obligations to AnorMED for FOSRENOL sales in Japan will cease. The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

In March 2004, Shire announced that the Swedish authorities had granted the first European regulatory approval for FOSRENOL and we earned the first U.S. $1 million milestone payment. Shire is pursuing further European approvals for FOSRENOL via the Mutual Recognition Process.

In October 2004, Shire received approval from the U.S. Food and Drug Administration for FOSRENOL. This triggered the payment of an U.S. $18 million milestone payment from Shire to AnorMED.

NX473 - A new platinum based anti-cancer agent (chemotherapy)

Overview

NX473 is a new generation platinum based anti-cancer drug or chemotherapy. Cancer refers to a broad family or group of diseases caused by the uncontrolled growth and proliferation of cells that have undergone genetic changes or mutations.  These mutations are characterized by a breakdown of the normal cellular mechanisms that regulate cell growth and cell death, which gives the cancer cells a selective growth and survival advantage over normal cells.  Cancer becomes more prevalent with age and with increased exposure to toxic agents such as chemicals or radiation that damage genes.

The current treatment options for most cancers are surgery, radiation therapy and chemotherapy. Often, a combination of these treatment methods is used to overwhelm the ability of cancer cells to develop resistance to the prescribed treatment.  Chemotherapy generally involves the delivery of specialized pharmaceutical products that are designed to interfere with cell division and are therefore more toxic to rapidly dividing cancer cells than normal cells.  Chemotherapy is the principal mode of treatment where the primary tumor is either inoperable or has spread to other parts of the body.

Platinum based drugs are commonly used as chemotherapeutic agents that bind to a cell's DNA, initiating a complex series of events that ultimately lead to the death of the cell.  The platinum based anti-tumor agents, first identified in 1969, are important drugs in the current treatment of testicular, ovarian, lung, head and neck, bladder and cervical cancers.

The platinum drugs currently approved in the U.S. market are cisplatin, carboplatin, and oxaliplatin. One of the major difficulties with these therapies is that the tumors typically develop a resistance to the treatment.  In preclinical in vitro studies performed in conjunction with the Institute of Cancer Research ("ICR") of Sutton, U.K., it was demonstrated that NX473 circumvents resistance in a number of human ovarian cancer cell lines with decreased sensitivity to cisplatin.  In vivo studies of NX473 have consistently shown anti-tumor activity in human ovarian cancer xenografts at least equal to and in many cases superior to cisplatin.

Preclinical tests were conducted comparing the activity of NX473 versus cisplatin, in which both drugs were given at their maximum tolerated dose and administered on days zero, seven, 14 and 21.  While the tumors initially responded to both drugs, after the treatment was terminated the tumors in the cisplatin treated mice recurred.  However, the tumors in the NX473 treated mice did not recur over the course of the experiment.

Further preclinical tests indicate that NX473 has a much improved toxicity profile over cisplatin as well as oral bioavailability.  Both of the currently approved platinum drugs, cisplatin and carboplatin, are administered by injection only.

In November 1997, we entered into a collaboration with the U.K. Cancer Research Campaign ("CRC") and commenced a Phase I clinical trial with NX473 at the Royal Marsden Hospital, U.K. A total of 43 patients were recruited and received the drug intravenously.  The interim results of this Phase I trial were presented at the 35th Annual American Society of Clinical Oncologists Meeting in Atlanta in May, 1999.  This presentation indicated that the dose-limiting toxicity of NX473 was bone marrow suppression with no evidence of kidney or nerve toxicity.  Initial indications of anti-tumor activity were observed in several patients.

Effective March 31, 1998, we entered into a licensing agreement with Zeneca Pharmaceuticals Limited (now AstraZeneca), whereby we exclusively licensed NX473 to AstraZeneca for worldwide development and commercialization.  Under the licensing agreement, AstraZeneca assumed all responsibility and expenses for development of NX473 including any services we performed on or for the development of this compound. See "Narrative Description of the Business - Prior Royalty Agreements".

In the fourth quarter of 1999, AstraZeneca initiated the first of several planned combination Phase I studies of NX473 with other chemotherapeutic agents as well as the first of several monotherapy Phase II trials with the drug.

On April 5, 2001, AstraZeneca announced that they planned to initiate the first Phase III clinical trial in ovarian cancer using NX473. This decision was based on preliminary clinical results presented at the American Society of Clinical Oncology ("ASCO") meeting held in May 2001 and at the European Lung Cancer conference in June 2001 indicating that NX473 has the potential to offer an effective treatment option for both platinum therapy resistant and sensitive ovarian cancer patients. Data presented also demonstrate that the side effect profile of NX473 is manageable with no evidence of clinically significant nerve or kidney toxicity.

Platinum resistant ovarian cancer patients are those who relapse on or within 6 months of completion of prior platinum therapy. Sensitive ovarian cancer patients are those who relapsed after 6 months of completion of prior platinum therapy. Approximately 25% of ovarian cancer patients will be resistant to their first platinum therapy and 75% will be sensitive.  However, of these sensitive patients, close to 80% will relapse again after their initial treatment and may require a second round of treatment.

The preliminary data presented at ASCO 2001 was from a Phase II monotherapy trial of NX473 in 29 ovarian cancer patients. Fourteen of these patients were categorized as platinum therapy-sensitive (relapse/disease progression >26 weeks after initial therapy) and 15 as platinum therapy-resistant (relapse/disease progression <26 weeks). Patients received NX473 as a one hour infusion every three weeks, initially at a dose of 120mg/m2, which was subsequently increased to 150mg/m2 as the original dose was well tolerated. In total, 84 treatment cycles have been administered. Objective responses were observed in 2/14 (14%) 'resistant' patients and 5/12  (42%) 'sensitive' patients. In addition, disease stabilization was observed in 2 'resistant' and 3 'sensitive' patients, with evidence of tumor shrinkage in 3 patients.

Responses to NX473 were also observed among patients with small-cell lung cancer who had relapsed after initial chemotherapy. The response rates in both ovarian and lung cancer were considered encouraging compared to response rates achieved with existing platinum chemotherapy.

However, on August 31, 2001, we announced that AstraZeneca would be re-assessing their Phase III clinical trial program for NX473 based on updated clinical data in the Phase II ovarian cancer study. This data, which was presented at the European Conference of Clinical Oncology ("ECCO") in October 2001, showed a decreased and disappointing response rate in resistant ovarian patients from the previously reported  2/14 (14%)  to 3/42 (7%).  Updated data in sensitive ovarian patients remains encouraging with a response rate of 12/31 (39%) compared to the preliminary data of 5/12  (42%). Additional NX473 data were also presented at ECCO demonstrating encouraging anti-tumor activity including confirmed responses with mono and combination therapy in a number of other tumors including pancreatic cancer and hormone resistant prostate cancer, among others. The data also confirmed that NX473 has a manageable toxicity profile and it has not been associated with clinically significant neuro- or nephrotoxicity.

On November 26, 2001, we announced that AstraZeneca would not continue to develop NX473 and would return all commercial development rights to AnorMED.  This decision was primarily based on the updated response rate in resistant ovarian cancer patients.  Regardless of the promising response rate in second line platinum sensitive ovarian patients, activity in a variety of tumor types and manageable safety profile, NX473 did not meet the differentiated profile required by AstraZeneca, particularly in overcoming platinum resistance in ovarian and lung cancer patients who have previously failed a platinum based therapy.

Upon return of NX473 to AnorMED, ongoing clinical studies in hormone resistant prostate cancer and bladder cancer continued with recruitment/follow-up in accordance with the existing protocols. These trials were prepaid by AstraZeneca and have completed enrolment.

In order to evaluate further development options for NX473, we held a clinical advisory board meeting on January 2002 and also commissioned market analyses.  Based on all available clinical data from over 500 patients and a solid safety profile, in conjunction with the clinical advisory board recommendations and the market analyses, we believe NX473 as a new platinum based chemotherapy has a broad spectrum of anti-tumor activity and may address an unmet medical need particularly in tumor types where existing platinums have shown limited activity such as hormone resistant prostate cancer (HRPC), among others.  We have completed studies to support the potential of NX473 as an oral chemotherapy for use in combination with other oral chemotherapies or in conjunction with radiation therapy.

In April 2004, we were successful in licensing NX473 to NeoRx Corporation.  Under the terms of the agreement with NeoRx (the "NeoRx Agreement"), we received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in NeoRx common stock. In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval we would receive royalty payments of up to 15% on product sales.  NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA. NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  NeoRx plans to launch a Phase II trial of NX 473 in small cell lung cancer in the first half of 2005, with a proposed Phase I/II trial in colorectal cancer to follow.

Atiprimod - a potential anti-cancer agent.

Overview

Atiprimod, is a member of the DMARD class of drugs. In a joint research and development program, a group including members of our research team and SmithKline French (now SmithKline Beecham, or "SB") discovered a novel class of immunomodulatory agents, the azaspiranes. Immunomodulatory drugs affect the body's immune system and are useful in the treatment of autoimmune diseases and potentially oncology. Atiprimod, was selected as a clinical candidate for the area of RA. SB had completed single and multiple dose Phase I clinical trials in patients with Rheumatoid Arthritis. Two multi-centre trials were conducted with Atiprimod on RA patients. Both studies evaluated the safety and pharmacokinetics of Atiprimod and showed that Atiprimod is well tolerated. However, as part of an internal restructuring program of their extensive pharmaceutical portfolio, SB decided not to proceed with further development of Atiprimod. All rights to Atiprimod reverted to AnorMED. In August 2002, we entered into a new licensing agreement with Synergy Pharmaceuticals, Inc. for the development and commercialization of Atiprimod. In January 2004, Synergy received orphan drug designation for Atiprimod, and in May 2004, they initiated a Phase I/IIa trial in patients with relapsed multiple myeloma. See "Narrative Description of the Business- Corporate Partners".

On May 4, 2005 Synergy Pharmaceuticals announced the interim status of its Phase I/IIa trial with Atiprimod in patients with multiple myeloma, entitled "An Open-Label Study of the Safety and Efficacy of Atiprimod Treatment for Patients with Refractory or Relapsed Multiple Myeloma." The trial is currently underway at four clinical sites in the United States. Three patient cohorts have now completed dosing at 30, 60 and 90 mg, respectively, and a fourth dosing cohort is currently underway at 120 mg. No dose limiting toxicities have been observed, to date. A fifth dose cohort at 180 mg is anticipated to begin in the next 6-8 weeks. No additional clinical sites are anticipated for this trial, as a pronounced increase in patient accrual has occurred in the past few months

Cancer Market

According to estimates by the World Health Organization, more than 10 million people developed cancer worldwide each year and over six million die from it each year). Given the prevalence of cancer and the continued unmet medical needs in this area, new therapies and treatments are clearly needed.

As of April 2004, world drug purchases of cytostatic agents, which includes platinum anti-cancer agents, were U.S.$15.5 billion compared to sales of U.S.$13.18 billion for the previous 12 month period (IMS Health Drug Monitor).  In 2003, sales of platinum oncology agents exceeded U.S.$2.2 billion

HYNIC Linker Technology  - Medical Imaging Agents

Overview

We have developed a proprietary linker technology (HYNIC linker) for attaching technetium, an imaging radioisotope, to biological molecules. This technology is applicable in medical imaging (nuclear medicine) for a variety of indications including inflammation and cancer, among others. Nuclear medicine imaging is a diagnostic tool that uses a gamma emitting radioisotope incorporated into a molecule capable of localizing in specific parts of the body associated with a particular disease.  This radiopharmaceutical is administered to a patient and the resulting radioactive signal is detected with a gamma radiation detecting camera.  Nuclear medicine is widely used in the diagnosis of heart, bone, liver and kidney disease as well as infection and cancer.

Although diagnostic imaging programs are not a major focus of our business, our research team, through a detailed understanding of metal binding chemistry, has developed a new methodology to link technetium-99m to biological molecules, including antibodies and peptides, with high specificity for disease targets.  Since technetium-99m is a desirable isotope to use for nuclear medicine, the ability to link this isotope to other molecules specific for certain disease targets is important. Our research team discovered a novel aromatic hydrazine molecule, the HYNIC linker.  This same linker can be used to connect technetium-99m to different biological molecules specific to certain diseases such as blood clots, infections or tumors. This linking chemistry allows the labelling of biological molecules in convenient radiopharmaceutical kits, which is important in a hospital setting.  The high labelling efficiency obtained with the HYNIC linker, as noted in a scientific review of the field has the potential to provide superior imaging and improved disease detection over other imaging techniques (Bioconjugate Chemistry, 1997).

On May 9, 2001, AnorMED entered into a licensing agreement with Solulink Incorporated for all in vitro pharmaceutical, in vitro veterinary and in vitro immuno-assay applications. See "Narrative Description of the Business- Corporate Partners".

In November 2001, we announced that we signed a non-exclusive licensing agreement with North American Scientific, Inc. ("NASI") for incorporation of our linker technology into NASI's second generation version of its ApomateTM. On September 15, 2004 North American Scientific discontinued all operations including the Hynic Annexin V program at its wholly owned subsidiary, Theseus Imaging Corporation.

In addition to NASI and Solulink, we had licensed our HYNIC linker technology to Bristol-Myers Squibb Medical Imaging (formerly DuPont Pharmaceuticals), for its potential as a prognostic and diagnostic medical imaging agent in a variety of indications. We had licensed this technology for use in infections to Ortho Pharmaceutical Corporation, Inc. ("Ortho"), which has, in turn, sub-licensed it to DuPont Pharmaceuticals. The license with Ortho has been terminated and we have a new license agreement with Bristol-Myers Squibb MI, the acquiree of DuPont

Pharmaceuticals. On February 21, 2005 the license agreement with Bristol-Myers Squibb Medical Imaging was terminated. See "Narrative Description of Business - Corporate Partnerships".

Business Strategy

We plan to continue and expand our drug discovery and development activities through the strategy outlined below.

Continue strong preclinical collaborations with international research centres to identify and test new lead compounds. Our scientists interact extensively with our Scientific Advisory Board (see "Directors and Officers - Scientific Advisory Board") and a broad network of research associates and collaborators to identify areas in medicine with large potential markets and compounds with therapeutic potential.  Innovative ideas are initially tested by the in-house synthesis of prototype compounds followed by in-house screening using biochemical or cell culture experiments.  If results at this stage are promising, external collaborators who are recognized in their field are identified to perform more advanced tests.

Progress lead compounds through early stage clinical trials.  We intend to add value to our product candidates by taking them through at least Phase II clinical trials, thereby establishing efficacy in human patients, before negotiating the financial terms of corporate partnerships.  We may enter into partnerships at earlier stages of development, preclinical or Phase I, if such collaborations would substantially accelerate product development and the likelihood of clinical and market success.  Our in-house clinical and regulatory capabilities in the design and implementation of clinical trials are supplemented through the use of external collaborators and contractors and the use of recognized clinical and regulatory consultants.

Extend process development capability.  We plan to maintain our ability to design processes for the synthesis of our product candidates.  Our research team has considerable experience in this area, having worked on the process development and regulatory chemistry aspects of several drugs including carboplatin, JM-216 and AMD3100.  We expect that commercial production will be outsourced since there are many inexpensive, efficient sources for synthesis of cGMP bulk active ingredients and finished drug product.

Build in house capabilities to support select late stage trials and marketing for AMD3100 in transplant.  We will expand our internal capabilities to support product focused later stage development programs, including capabilities to support Phase III clinical trials, NDA filings and ultimately marketing for some of our products.  This will require considerable additional investment and personnel resources.

Establish strategic corporate partnerships.  We will also continue to seek corporate partnerships with established pharmaceutical companies in order to carry on select Phase III clinical trials, NDA filings and ultimately marketing for some of our products.  This will mitigate the financial risk inherent in carrying out large multi-centre Phase III clinical trials, and the significant investment of money and resources to build a sales force required to address large markets.  However, we will continue to consider opportunities to develop and market compounds where and when resources and expertise are available.

Corporate Partnerships

We develop our product candidates both independently and in collaboration with established pharmaceutical companies or other suitable partners.  Corporate partners may provide financial resources, research and development and manufacturing capabilities, and sales and marketing infrastructure, to aid in the commercialization of our potential products.

Bristol-Myers Squibb Medical Imaging Inc. (formerly DuPont Pharmaceuticals). The rights to non-cancer applications to our HYNIC linker technology were originally licensed to Ortho Pharmaceuticals Corporation ("Ortho") and subsequently sub-licensed to DuPont on June 7, 1994. Our license agreement with Ortho has been terminated.

On December 15, 1996, we entered into a license agreement with DuPont, whereby they were granted an exclusive worldwide license to our HYNIC linker technology for use in cancer applications.  This license was subsequently terminated and AnorMED negotiated and entered into a licensing agreement dated December 4, 2002 with Bristol-

Myers Squibb Medical Imaging, Inc. (the successor of DuPont's medical imaging division) for use of AnorMED's HYNIC linker technology in the commercial development of products to be used for diagnostic medical imaging of cardiovascular diseases. Under the terms of the licensing agreement, AnorMED received a non-refundable upfront payment of U.S.$100,000 as well as annual payments ending in 2007. On February 21, 2005 the license agreement with Bristol-Myers Squibb Medical Imaging was terminated.

Shire Pharmaceuticals Group plc.  On February 2, 1996, Shire exercised its option under an option agreement dated January 10, 1995 to acquire the worldwide exclusive license to our patent on rare earth anti-hyperphosphatemia agents including patents covering the agent known as FOSRENOL. As consideration for the license, Shire was to pay a royalty to us on worldwide product sales derived from this license. Under the terms of the license agreement Shire has assumed all development and commercialization expenses for FOSRENOL. In January 2004, we expanded the terms of our licensing agreement with Shire for FOSRENOL. The terms of the new license granted Shire exclusive rights to develop, manufacture, use and sell FOSRENOL worldwide for all potential human and veterinary indications.  Under the terms of the agreement, Shire will initiate a new clinical study of FOSRENOL, based on its ability to bind oxalate, as a potential treatment for kidney stones. On March 23, 2004, AnorMED agreed to sell the global patents for FOSRENOL to Shire Pharmaceuticals Group plc and one of its wholly owned subsidiaries.  Under the terms of the agreement, Shire agreed to pay AnorMED U.S.$18 million when FOSRENOL was approved in the United States and U.S.$7 million when it is approved in the relevant EU countries.  In consideration of these payments, Shire's royalty obligations to AnorMED shall cease throughout the world, except for Japan.  The agreement also provides Shire a 12 month option to purchase the Japanese patents for U.S.$ 6 million to be paid upon approval in Japan. On payment of the milestone, Shire's royalty obligations to AnorMED for FOSRENOL sales in Japan will also cease. On September 7, 2004 Shire exercised the option to extend the agreement to include the purchase of Japanese patents. The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

North American Scientific, Inc.  On July 20, 2001, we signed a non-exclusive licensing agreement with NASI for incorporation of our HYNIC linker technology into NASI's second generation version of its ApomateTM, an imaging agent now called HYNIC Annexin V. Under the terms of this agreement, we received a non-refundable licensing fee of U.S.$75,000 and an upfront payment of U.S.$62,500 for ongoing technical support. On August 30, 2004 the license agreement with NASI was terminated due to the cancellation of the HYNIC Annexin V program.

Synergy Pharmaceuticals, Inc. (a subsidiary of Callisto Pharmaceuticals Inc.) On August 28, 2002, AnorMED entered into a licensing agreement with Synergy Pharmaceuticals, Inc. for the development and commercialization of our compound, Atiprimod. This agreement includes milestone payments based on later stage development, and royalties on sales.  Synergy is pursuing oncology applications of Atiprimod.

Solulink Incorporated.  On May 9, 2001, AnorMED entered into a licensing agreement with Solulink Incorporated for all in vitro pharmaceutical, in vitro veterinary and in vitro immuno-assay applications of the HYNIC linker technology.  Solulink issued to AnorMED 250,000 shares of its Common Stock for the license along with minimum annual royalty payments.

NeoRx Corporation.  On April 2, 2004, AnorMED entered into a licensing agreement with NeoRx for the development and commercialization of our platinum-based anti-cancer agent, NX473.  NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease.  Under the terms of the agreement, AnorMED received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in NeoRx common stock.  In addition, AnorMED is eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock.  Upon approval, AnorMED will receive royalty payments of up to 15% on product sales

Research Collaborators

An important aspect of our product development strategy is the establishment of collaborations with research centres with resources and expertise vital to our programs.  These collaborations provide us with access to in vivo disease models and in vitro testing capacity that would be difficult and expensive to establish in-house.  In each collaboration, we either have an exclusive license to all patented or patentable technology developed under the research agreement or a right to an exclusive license on commercially reasonable terms.  See "Narrative Description of Business - Prior Royalty Agreements".  We currently collaborate with the following research centres.

Rega Institute, Leuven, Belgium.  On June 22, 1987, JM entered into a research agreement with the Rega Institute, a virology laboratory at Katholieke Universiteit.  The agreement was assigned to us pursuant to the Asset Transfer Agreement. Professor De Clercq of the Rega Institute is a world renowned researcher in antiviral chemotherapy and is a member of our Scientific Advisory Board. The Rega Institute will be responsible for primary anti-HIV screening of our compounds and is also capable of evaluating new compounds for oral bioavailability, a crucial component of the research plan.  Under this research agreement, we will pay the Rega Institute a research fee and a percentage of any royalty we receive on any licensing for antiviral therapy of intellectual property arising out of and in the course of the Rega Institute's research program.

University of Washington, Seattle, Washington; Case Western Reserve University, Cleveland, Ohio, U.S.A.  On June 1, 1999, we entered into clinical trial agreements with the University of Washington and the Case Western Reserve University to conduct clinical trials on AMD3100.  Under the agreements, we will pay a fee for each patient in the trial at each University. The Case Western Reserve University trial was complete on November 6, 2001. The University of Washington research agreements were renewed on December 13, 2001 and April 25, 2002, under the same terms as the original agreement, for the evaluation of AMD3100 in stem cell transplant.

Indiana University, Indiana, U.S.A. On September 29, 2000, we entered into an agreement with the Indiana University to study the role of stem cell mobilization using AMD3100. Under this agreement, we will pay Indiana University costs associated with this study.  This agreement was renewed under the same terms on December 12, 2001.

The Panum Institute, University of Copenhagen, Copenhagen, Denmark. On January 25, 2000, we entered into a research and consulting agreement with the University of Copenhagen to evaluate our chemokine inhibitors against a library of chemokine receptors for the purpose of mapping molecular interactions. Under this agreement, we will pay the University of Copenhagen costs associated with this study.

University of Michigan Medical School, Michigan, U.S.A. On January 28, 2001, we entered into a research agreement with the University of Michigan to conduct studies relating to inhibiting allergen-induced lung inflammation and airway hyperactivity using our chemokine inhibitors. Under this agreement, we will pay the University of Michigan research costs associated with this agreement. On February 16, 2001, we entered into an additional research agreement with the University of Michigan to perform studies relating to the evaluation of our chemokine inhibitors to study the compound's role and its relationship with chemokine receptors during allergic airway fibrosis.

Queen Mary and Westfield College, St. Bartholomew's and the Royal London School of Medicine and Dentistry, London, U.K. On May 16, 2001, we entered into a research agreement with the College to conduct research on chemokine inhibitors, i.e., AMD3100, and its role as a potential anti-tumor compound using both in vitro tumor cell lines and in vivo tumor models.  Under the agreement, we will pay the College research costs associated with such research.  This study was discontinued in April 2002.  A new agreement was entered into on March 31, 2003, under the same terms and conditions regarding the role of AMD3100 in murine models of ovarian cancer.

University of California, Los Angeles, U.S.A.  Research Agreement dated December 5, 2001 to test the ability of AMD3100 to block SDF-1 induced migration of tumor cells in vitro, and to block spontaneous metastases in human lung, prostate and breast cancer SCID mouse model system.  We will pay a fee for the research costs associated.

U.S.  Adult AIDS Clinical Trials Group (ACTG), U.S.A.  ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies.  The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that is supported by grants from the Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services. We are conducting our clinical program for AMD070 in collaboration with the ACTG. On September 3, 2003, we  initiated a Phase I trial in 36 healthy volunteers to evaluate the safety of AMD070 for the treatment of HIV infection.  On

March 16, 2004, we initiated a Phase Ib/II trial in to evaluate the potential of AMD070 in up to 48 HIV infected patients.

Prior Royalty Agreements

Under the terms of the Asset Transfer Agreement, we assumed the obligations of JM under several prior royalty agreements arising out of the transfer of intellectual property and, in some cases, funds for research and development, from related corporate and research collaborators.

In addition to our current collaborations with research institutes (see "Narrative Description of Business - Research Collaborators"), we are subject to additional royalty arrangements. The State University of New York is entitled to a percentage share of our royalties on certain of our HYNIC linker technology.  Novartis AG is entitled to a percentage of any running royalties received by us under any licenses that we grant for products relating to  the use of AMD3100 in HIV, up to an aggregate maximum amount.  GlaxoSmithKline is entitled to a percentage share of our royalties from Atiprimod.

AstraZeneca.  Effective March 31, 1998, we reached an agreement with AstraZeneca whereby we exclusively licensed to AstraZeneca our novel anti-cancer agent NX473 (formerly ZD0473 and AMD473) for further development and commercialization.  Under the terms of the agreement, AstraZeneca made an initial payment of $8.6 million in consideration for patent rights and recognition of our research and early development efforts on NX473.

On April 5, 2001, we earned a second milestone payment of approximately U.S.$4 million. Total upfront and milestone payments under the license agreement were approximately U.S.$33 million of which U.S.$10 million was earned.  On November 26th, 2001, AstraZeneca announced that they would not continue with the development of NX473. This license agreement was terminated on February 28, 2002 and all the data and development rights were returned to AnorMED.

Intellectual Property

We regard our patent and other proprietary technology rights as one of the key strengths upon which we continue to build a successful pharmaceutical development company and, therefore, we file worldwide patent applications to protect our proprietary discoveries.

We hold the rights to 61 patents or patent applications in the United States relating to our technology, as well as foreign counterparts for most of these patents and patent applications.  To date, 37 patents have been issued in the United States.  As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether any patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.

In addition to the patent strategy outlined above, we also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.  It is our policy to require our employees, consultants, members of the Scientific Advisory Board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with us.  These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential.  In the case of our senior scientific staff, agreements are in place providing that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Based on our review of the industry and within a given market segment, competition is based on drug efficacy, safety, ease of use, patient compliance, price, marketing and distribution.  Our ability to succeed in business will depend on our and our partner's or our licensee's ability to compete effectively in all these areas.  There can be no assurance that our competitors will not succeed in developing products, which are more effective than any that are being developed by ourselves, or which would render our technologies and products obsolete and non-competitive.  See "Risk Factors".

The following is a discussion of all principal competitors, which we have been able to identify as being active in related product areas.  The discussion is based on our current understanding and should not be construed as identifying all our potential competitors.

Stem Cell Mobilizers.  There are several different stem cell mobilizers currently used in the treatment of cancer patients.  The standard agent in stem cell transplant, Neupogen (or G-CSF), is marketed by Amgen Inc. Amgen is also conducting clinical trials with Neulasta a pegylated form of G-CSF for stem cell transplant. There are a number of other stem cell factors and mobilizers including Stemgen, which is also an Amgen product.  Additionally Chemokine Therapeutics Inc. has a new stem cell product in early clinical development.

Anti-HIV Drugs.  There are numerous companies with anti-HIV drugs currently under development or approved for marketing.  Companies with products, which would directly compete with AnorMED in the area of anti-HIV drugs, which inhibit viral fusion, include Trimeris Inc., Millennium Pharmaceuticals Inc., Progenics Pharmaceuticals Inc., Schering-Plough Corporation, GlaxoSmithKline, Pfizer Inc and Takeda Chemical Industries Ltd.

Chemokine Inhibitors. Our principal competitors in the area of chemokine inhibitors, specifically CXCR4 and CCR5 chemokine inhibitors, include Chemokine Therapeutics, Merck & Co., Schering-Plough Corporation, GlaxoSmithKline and Pfizer Inc.

Phosphate Scavengers.  Our principal competitors in the area of new anti-hyperphosphatemia agents include Genzyme Inc. and Nephro-Tech Inc.

Platinum Anti-cancer Drugs.  Our principal competitors in the area of platinum anti-cancer drugs include Access Pharmaceuticals, Inc., GPC Biotech AG, Novuspharma SpA, Bristol-Myers Squibb Company, Sanofi SA, Alza Corporation, Shionogi & Co. and Asta Medica SA.

Imaging Agents.  Our principal competitors marketing or developing products using radiopharmaceuticals for the indications of infection and cancer include Nycomed Amersham plc, Mallinckrodt Inc., Schering AG, Cytogen Corp., Palatin Technologies Inc. and Immunomedics Inc.

Product Approval Process

The production and manufacture of our new drug product candidates, and our research and development activities, are subject to regulation for safety and efficacy by applicable government authorities.  In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations thereto, which are enforced by the Inspectorate of the Health Products and Food Branch (the "HPFB").  In the United States, drugs and biological products are subject to regulation by the Food and Drug Administration ("FDA").  Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of results prior to marketing products, and adherence to Canadian and U.S. cGMP during production.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are as follows:

(a)	Preclinical Studies. Preclinical studies are conducted in animals to test pharmacology, efficacy and toxicology and to do formulation work based on in vivo results.
(b)	Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans, usually healthy subjects, to determine its toxicity, dose tolerance and pharmacokinetic properties.

(c)	Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or

(d)	medical condition for which the drug is indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients.

Phase III Clinical Trials.  Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness.  These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labelling.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients can be recruited to participate in the research program and whether effective treatments are currently available for the disease the drug is intended to treat.  Patient recruitment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested.  An IND application must be filed and accepted by the HPFB or FDA, as applicable, before each phase of human clinical trials may begin.  The IND application must contain specified information including the results of the preclinical or clinical tests completed at the time of the IND application.  In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented so that the HPFB can ensure that the product which may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials.  Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical trials the results are submitted to the HPFB as part of a new drug submission ("NDS") or to the FDA as part of a product license application or New Drug Application ("NDA") to obtain approval to commence marketing the drug.  We anticipate that HPFB and FDA marketing approval for the majority of products will take between 12 and 36 months from the date an NDS in Canada or an NDA in the United States is submitted.  In addition, an establishment license application must be filed and approved by the HPFB or FDA, as applicable, for the production of a product and test sites must demonstrate that cGMP standards have been maintained during preclinical and clinical evaluation.  The HPFB and FDA may require post-market surveillance programs to monitor a product's side-effects.  Results of post-marketing programs may limit or expand the further marketing of products.  A serious safety or effectiveness problem involving an approved drug may result in HPFB or FDA action requiring withdrawal of the product from the market and possible recall action.

Our or our corporate partners' success in ultimately obtaining marketing approval for products currently under development will depend on their ability to comply with worldwide regulations governing the manufacturing, quality control, preclinical evaluation and clinical testing of INDs.  Depending upon the circumstances surrounding the clinical evaluation of a product candidate, we may ourselves undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development.  We believe that this approach will allow us to make cost effective development decisions in a timely fashion.

Process Development and Manufacturing

We currently have no plans to establish manufacturing facilities for the commercial production of our product development candidates.  Our strategy is to develop, manufacture and commercialize our therapeutic products through arrangements with major pharmaceutical and biotechnology companies and we may rely on such companies, licensees or other contract manufacturing entities for commercial scale manufacturing and marketing of our products.  There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that our partners or contractors will be able to develop adequate manufacturing capabilities for commercial scale quantities.

Human Resources

As of March 31, 2005, we employed 121 persons, 91 of whom hold advanced degrees in science or business, including 51 who hold PhD, MD or MSc degrees. In addition, we maintain affiliations with major research centres including the Rega Institute of Leuven, Belgium and the ACTG. See "Narrative description of Business - Research Collaborations".

Facilities

Our head office and main laboratory is located in Langley, British Columbia, Canada.  The 43,472 square foot facility currently houses a modern laboratory and administrative offices. We moved into these facilities in February of 1997 under a 10-year lease with the option of three additional five-year renewal terms. Annual lease commitments are approximately $590,000 over the term of the lease.

RISK FACTORS

Investment in the Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product candidates are still in research and development.  We have incurred losses and expect to incur further losses.

In addition to the other information contained in this Annual Information Form, the following factors should be considered carefully by investors when evaluating an investment in our securities.

Early Stage Development

We were founded in 1996 and are at an early stage of development.  We have not completed the development of any products and, accordingly, have not begun to market or generate revenues from the commercialization of our products.  Our products will require significant additional clinical testing and investment prior to commercialization.  A commitment of substantial resources by ourselves and our partners to conduct time-consuming research and clinical trials will be required if we are to complete the development of our portfolio of product candidates.  There can be no assurance that any of our products will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  Most of our products, with exception of FOSRENOL which is commercially available in the U.S., are not expected to be commercially available for several years.

Lack of Product Revenues; History of Operating Losses

To date, we have not recorded any revenues from the sale of products.  From our date of incorporation to March 31, 2005, we have accumulated net losses of approximately  $90.0 million.  We realized a net profit of $1,473,000 during the year ended March 31, 1999, due to the initial payment from AstraZeneca; however, typically such payments only occur when significant development milestones are achieved.  There can be no assurance that any such milestones will be achieved in the future.  See "Narrative Description of the Business - Prior Royalty Agreements" and Narrative Description of the Business - Corporate Partnerships".  Consequently, we expect losses to increase in the near term as we fund our clinical trials and eventually seek regulatory approval for the sale of our products.  We expect to continue to incur substantial operating losses unless and until such time as product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Additional Financing Requirements and Access to Capital

Since inception, we have raised approximately $140 million, net of offering costs, from the sale of equity securities in private placements and public offerings. We will require substantial additional funds for further research and development, planned clinical trials and regulatory approvals.  Further funding for these purposes may be achieved through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources.  Further equity financings may substantially dilute the interest of our shareholders.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of our products.  We have no established bank financing arrangements, and there can be no assurance that we will be able to establish such arrangements on satisfactory terms.

Patents and Proprietary Rights

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We have filed and are actively pursuing applications for U.S., Canadian and foreign patents.  The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions.  Thus, there can be no assurance that any of our patent applications will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us or those that already have been issued will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.  Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or, if patents are issued to us, design around the patented products we developed or will develop.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights.  No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms we find acceptable.  If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business.  Some of these technologies, applications or patents may conflict with our technologies or patent applications.  Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications.  In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.  In addition, we could incur substantial costs in defending ourselves in suits brought against us on patents it might infringe or in filing suits against others to have such patents declared invalid.

Patent applications in the United States are maintained in secrecy and not published if either: i) the application is a provisional application or, ii) the application is filed and we request no publication, and certify that the invention disclosed "has not and will not" be the subject of a published foreign application.  Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed.  Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions.  Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome were favourable to us.  There can be no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Much of our know-how and technology may not be patentable. To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.  See "Narrative Description of the Business - Intellectual Property".

Government Regulations

The manufacture and sale of human therapeutic and diagnostic products in the U.S. and Canada are governed by a variety of statutes and regulations in both countries. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to cGMP during production and storage, and control of marketing activities, including advertising and labelling.

The products we are currently developing will require significant development, preclinical and clinical testing and investment of substantial funds prior to their commercialization.  The process of obtaining required approvals can be costly and time-consuming, and there can be no assurance that future products will be successfully developed and will prove to be safe and effective in clinical trials or receive applicable regulatory approvals.  Markets other than the United States and Canada have similar restrictions.  Potential investors and shareholders should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which controls our business.

Rapid Technological Change and Substantial Competition

We are engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that we are seeking to develop and market currently exist or are being developed.  Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase.  Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than ourselves.  Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies.  Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing.  These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.  In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.  There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

Other companies may succeed in developing products earlier than ourselves, obtaining HPFB, EMEA and FDA approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.  See "Narrative Description of the Business - Competition".

Unproven Market

We believe that there will be many different applications for our products. We also believe that the anticipated market for our products will continue to expand.  These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of our products' commercial viability.

Lack of Manufacturing and Marketing Experience

We have not yet introduced any products to market and have no manufacturing or marketing experience.  To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs.  In order to manufacture our products in commercial quantities, if we elect to do so, we will need to develop our own manufacturing facilities or contract with third parties to manufacture our products.  No assurance can be given that we will be able to make the transition to commercial production.

In addition, production of our products may require raw materials for which the sources and amount of supply are limited.  An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our products.

Reliance on Key Personnel

We are dependent on certain members of our management and scientific staff, the loss of services of one or more of whom could materially adversely affect us.  Currently, three members of our management and scientific staff are permitted to work in Canada pursuant to employment authorizations issued by Immigration Canada.  Employment authorizations are required to be renewed periodically.  There is no assurance that the employment authorizations will be renewed.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, there can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement

Our ability to commercialize products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.  Third-party payers in the U.S. are increasingly challenging the price of medical products and services, and new legislation has been proposed to attempt to provide broader and better health care and to manage and contain its cost.  Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return.

Foreign Exchange Fluctuation

We maintain our accounts in Canadian dollars.  A portion of our revenue and expenditures are in foreign currencies, most notably in U.S. dollars, and therefore we are subject to foreign currency fluctuations, which may, from time to time, impact our financial position and results. We may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures contracts, to minimize the impact of decreases in the value of the U.S. dollar.

Potential Product Liability

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity.  While we will continue to take precautions we deem appropriate, there can be no assurance that we will be able to avoid significant product liability exposure.  We have product liability insurance coverage to a maximum of $5 million per incident and an aggregate of $10 million.  Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all.  An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our current or potential products.  A product liability claim brought against us in a clinical trail or a product withdrawal could have a material adverse effect upon us and our financial condition.

Dependence on Collaborative Partners

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  To date, we have also entered into research collaborations for the potential development and commercialization of our product candidates with pharmaceutical firms, pursuant to which we could receive additional funding, including milestone payments from those parties.  We intend to enter into additional corporate partnering agreements to develop and commercialize products based upon our products and technology.  There can be no assurance, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful.

Should any collaborative partner fail to develop or commercialize successfully any product to which we have rights, or any of the partner's products to which we have rights, our business may be adversely affected.  In addition, while we believe that our collaborative partners will have sufficient economic motivation to continue their funding, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products.  Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program.  In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

Hazardous Materials; Environmental Matters

Our discovery and development processes involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We are not specifically insured with respect to this liability.  Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

INCORPORATION

We are incorporated under the Canada Business Corporations Act pursuant to Articles of Incorporation dated January 5, 1996.  On March 17, 1999, we amended our Articles to create a class of Preferred shares (the "Preferred Shares" see below), create special rights and restrictions for our Common Shares and our Preferred Shares and increase the minimum number of our directors from one to three and the maximum from 10 to 18.  On September 16, 2004, we further amended our Articles to allow the board of directors of the Corporation to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed shall not exceed one third of the number of directors appointed at the previous annual meeting.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares issuable in one or more series, without par value.

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of our shareholders, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote, and to attend and vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as our Board of Directors may declare out of funds legally available for this purpose.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preferred Shares.  The Common Shares carry no pre-emptive or conversion rights.  As at March 31, 2005, 31,829,493 Common Shares were issued and outstanding.

Preferred Shares

The Preferred Shares are issuable from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by our Board of Directors.  The

Preferred Shares will be entitled to priority over the Common Shares with respect to the payment of dividends and distributions in the event of our dissolution, liquidation or winding-up. The holders of Preferred Shares are entitled to receive notice of any meeting of our shareholders and to attend and vote, except as otherwise provided in the rights and restrictions attached to the shares by the Board of Directors.  As at March 31, 2005, there were no Preferred shares issued and outstanding we have no present intention to issue any Preferred Shares.

Incentive Stock Options

The Corporation currently has an incentive stock option plan (the "Stock Option Plan") under which outstanding stock options (all of which are non-transferable) to purchase 3,522,897 Common Shares have been granted as of the date hereof to certain executive officers, directors, Scientific Advisory Board members, consultants and employees of the Corporation.  Under the Stock Option Plan, 5,100,000 Common Shares of the Corporation have been conditionally reserved for issue, of which, as of the date hereof, an aggregate of 274,058 Common Shares have been issued pursuant to the exercise of options.

The Stock Option Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the Stock Option Plan to any person who is an employee or director of the Corporation or any other person or company engaged to provide ongoing management, financial and scientific, consulting or like services for the Corporation.  The exercise price of options granted under the Stock Option Plan is determined based upon the market price for the Corporation's Common Shares  on the date of grant.  The term of any option granted is not to exceed five (5) years (ten (10) years prior to July 1, 2004) from the date of grant.  Except as otherwise provided in the Stock Option Plan, the options shall vest in instalments over the option period at a rate of 1/3 of the options per year starting on the first anniversary of the grant date.  Vesting may be accelerated in certain circumstances as provided in the Stock Option Plan.  The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.  Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

Shareholder Rights Plan

On September 7, 2000, our shareholders approved the adoption of a Shareholder Protection Rights Plan (the "Rights Plan") effective July 28, 2000, and will expire, if not reconfirmed by the shareholders of the Corporation in accordance with the terms thereof, at the termination of the 2005 annual meeting of shareholders of the Corporation.  The Rights Plan is designed to protect our shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire Common Shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding Common Shares.

The dilutive effects of the rights are not triggered by a permitted bid as defined under the Rights Plan.  A permitted bid must meet certain requirements including the requirements that a take-over bid circular be prepared in compliance with applicable securities laws, the take-over bid be made to all shareholders and the take-over bid remain open for 60 days.  If a bidder does not wish to make a permitted bid, the Board of Directors may still elect to redeem the rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

DIVIDENDS AND DIVIDEND POLICY

We did not pay any dividends in any of our fiscal years ended March 31, since our incorporation.  We intend to retain all available funds, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.

MARKET FOR SECURITIES

Trading Price and Volume

As of the date hereof, our Common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "AOM".  The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Month	High	Low	Close	Volume
April/04	8.690	6.970	8.400	2,961,570
May/04	8.590	7.500	7.720	1,912,783
June/04	8.000	6.200	6.900	1,344,726
July/04	6.990	4,960	5.170	814,401
August/04	6.400	4.100	6.050	977,291
September/04	7.250	5.710	7.100	869,907
October/04	7.500	6.320	6.700	456,133
November/04	7.370	5.250	6.200	1,850,488
December/04	6.350	5.050	5.650	1,065,038
January/05	5.750	4.700	4.960	1,112,302
February/05	5.250	4.800	4.950	1,105,290
March/05	5.000	4.150	4.250	982,310

Prior Sales

During our most recently completed financial year, we granted an aggregate of 413,490 Stock Options pursuant to our Stock Option Plan at exercise prices between $4.94 and $8.40 per Common Share.

DIRECTORS AND OFFICERS

The Corporation's Articles of Incorporation provide that the Board of Directors is to consist of a minimum of three (3) directors and a maximum of eighteen (18) directors.  At each annual meeting of shareholders of the Company, the entire Board of Directors retires and directors are elected for the next term.  Each director serves until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the CBCA.  Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA.

The names, municipalities of residence and principal occupations within the last five years of each of our directors and officers are as follows:

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer (1)	Principal Occupation Last Five Years (2)

David Scott (3)(4)(6)(7) Vancouver, British Columbia Chairman of the Board and Director	January 6, 1996	Corporate Director. Former President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)

Michael J. Abrams, Ph.D. Custer, Washington President, Chief Executive Officer and Director	January 6, 1996	Officer of the Company

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer (1)	Principal Occupation Last Five Years (2)

Michael J. Cleare, Ph.D. (3)(5) Kennett Square, Pennsylvania Director	June 28, 1996

Executive Director, Columbia University Science and Technology Ventures,  Former Managing Director and President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc (advanced materials company)

Julia Levy, Ph.D. (4)(5)(7) Vancouver, British Columbia Director	September 30, 1996	Executive Chairman Scientific Advisory Board and Director, QLT Inc. (biopharmaceuticals company)

Colin R. Mallet (3)(6) Vancouver, British Columbia Director	September 30, 1996	Corporate Director

Willem Wassenaar, M.D. (5)(6) Toronto, Ontario Director	September 30, 1996	Chairman, Pharmacy.ca (web-based retail pharmacy)
Edward J. Wawrzynczak, Ph.D.(5)(7) London, UK Director	March 18, 1998	Corporate Director, Former Chief Portfolio Manager, Biotechnology & Healthcare, Bank Invest Asset Management A/S (asset management company)

Felix Baker, Ph.D. (3)(4) New York, NY Director	April 27, 2004	Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC

Eve E. Slater, M.D. Short Hills, New Jersey Director	January 20, 2005

Corporate Director, Former Assistant Secretary for Health, U.S. Department of Health and Human Services, Senior Vice President of External Policy, Senior Vice President of Clinical and Regulatory Development for Merck Research Laboratories

W.J. (Bill) Adams, C.A. Langley, British Columbia Vice President, Finance, Chief Financial Officer and Secretary	June 27, 1997	Officer of the Company

Gary J. Bridger, Ph.D. Bellingham, Washington Vice President, Research and Development and Chief Scientific Officer	July 1, 2000	Officer of the Company

Gary B. Calandra, M.D., Ph.D. Cresco, Pennsylvania Vice President, Clinical Development	September 5, 2000	Officer of the Company

Name, Municipality of Residence and Present Position with the Company	Date Became a Director/Officer (1)	Principal Occupation Last Five Years (2)

Paul A.Brennan, M.Sc. Surrey, British Columbia Vice President, Business Development	May 1, 2002	Officer of the Company

Renato T. Skerlj, Ph.D. Vancouver, British Columbia Vice President, Chemistry	March 13, 2002	Officer of the Company

Elisabeth M. Whiting, M.Sc. North Vancouver, British Columbia Vice President, Corporate Development & Communications	November 15, 2004	Officer of the Company

Notes:

(1)

Each director is elected to hold office, subject to our  By-laws, until the next annual meeting of shareholders or until the successor is elected or appointed.

(2)

Our directors and officers have held their present principal occupations noted opposite their respective names through the last five years except as described below.

(3)

Member of the Compensation Committee.

(4)

Member of the Finance Committee.

(5)

Member of the Audit Committee.

(6)

Member of the Corporate Governance Committee.

(7)

Member of the Nominating Committee.

The following are brief biographies of our senior management team and directors:

David Scott, M.B.A., Chairman of the Board and Director.  David Scott, of Vancouver, British Columbia, has been the Chairman and a Director of AnorMED since January 1996.  As well, Mr. Scott is the Chairman of AnorMED's Compensation and Nominating Committees and a member of the Finance Committee and the Corporate Governance Committee.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual fund management company.  He is Chairman and Director of Migenix Inc. and a board member of VSM Medtech Ltd., TIR Systems Ltd. and Clarington Corporation.  Mr. Scott was formally the President of MDS Ventures Pacific Inc. until his retirement in 1999.  He also served as Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund and was a Founding Director of the Academy of Chief Executives of Technology Companies.

Michael J. Abrams, Ph.D., President, Chief Executive Officer and Director.  Michael Abrams, of Custer, Washington, U.S.A., has been a Director and Chief Executive Officer of AnorMED since its inception in 1996.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey plc (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM.  In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc.  He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite and is a co-inventor on several products currently in clinical trials.  He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles.  Dr. Abrams currently serves as a Director on the Boards of two early stage biotechnology companies. He is also an Adjunct Professor at the University of British Columbia.

Michael J. Cleare, Ph.D., Director.  Michael Cleare, of Kennett Square, Pennsylvania, U.S.A., has served on the Board of AnorMED since June 1996, and currently is a member of AnorMED's Compensation and Audit Committees as well as serving as the Corporation's designated Ombudsman.  Dr. Cleare's experience ranges from a Senior Research and Development Executive through to Business Development to a range of senior business management positions. He currently is the Executive Director, Science & Technology Ventures for Columbia University in New York, a position he has held since August 2000.  Prior to that, Dr. Cleare spent 30 years with JM, a U.K. based multinational world leader in advanced materials technology.  While with JM he was involved in the discovery and development of a major new class of anti-cancer drugs (platinum based - particularly carboplatin) and served as President of several of the company's major divisions, including Pharmaceutical Materials, Chemicals and Metals, Catalytic Systems and Electronic Materials.  He has managed complex global businesses, negotiated and closed multi-million dollar licensing and technology transfer deals, and entered into multiple research funding agreements with major universities.

Julia Levy, Ph.D., Director.  Julia Levy, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  She currently is a member of AnorMED's Audit, Finance and Nominating Committees.  Dr. Levy has been involved in the biotechnology community since 1980.  She is co-founder of QLT Inc., retired as President and Chief Executive Officer of QLT in February 2002 and is now Executive Chairman of the Scientific Advisory Board of QLT.  From 1981 to 2002, Dr. Levy held positions with QLT as Vice President, Senior Vice President, Chief Scientific Officer, acting President and Chief Executive Officer.  She was also a Professor of Microbiology at the University of British Columbia from 1973 to 1999 and now professor emerita from UBC.  She is a Fellow of the Royal Society of Canada and past President of the Canadian Federation of Biological Sciences.  Dr. Levy has earned numerous awards and honours including numerous honorary doctorates and an appointment as an Officer of the Order of Canada in 2001.  Dr. Levy is a director of a number of private biotechnology companies as well as the Working Opportunity Fund, a labour-sponsored mutual fund.

Colin R. Mallet, Director.  Colin Mallet, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  He currently serves as the Chair of AnorMED's Corporate Governance Committee and is a member of the Compensation Committee.  Mr. Mallet has worked in senior executive positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years, and is a past Chair of the Canadian Association of Research based Pharmaceutical companies. He is currently on the boards of four public Canadian companies in the healthcare field, and chairs the Corporate Governance committees for all of these companies.

Willem Wassenaar, M.D., M.Sc., M.B.A., Director. Willem Wassenaar, of Toronto, Ontario, has served on the Board of AnorMED since September 1996.  He currently is the Chair of AnorMED's Audit Committee and is a member on the Corporate Governance Committee. Dr. Wassenaar is Chairman and founder of Pharmacy.ca, a web-based retail pharmacy focused on personalized medicine, and a director on the board of Spectral Diagnostics Inc.  In the past Dr. Wassenaar has served on the boards of Drug Royalty Corporation Inc., GlycoDesign Inc. and Sunnybrook Working Ventures Medical Break Through Fund.  Dr. Wassenaar has held senior executive positions at Ferring Inc. Canada, Ferring Laboratories U.S., Sterling Drug Ltd. Canada and Weyth Ltd. Canada.  His executive responsibilities have included clinical research, regulatory affairs, product development, marketing and sales, and general management.  He holds a number of issued patents and patent applications.  Dr. Wassenaar was a member of the Ontario Medical Association Committee on Insurance for eighteen years and serve as Committee Chair for four of those years.  He was also a Member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada.  Dr. Wassenaar received his M.D from the University of Western Ontario and holds a Master of Science degree from the University of Toronto and a Master of Business Administration from York University.

Edward J. Wawrzynczak, Ph.D., Director.  Edward Wawrzynczak, of Redhill Surrey U.K. has served on the Board of AnorMED since March 1998 and currently is a member of the Audit and Nominating Committees.  Dr Wawrzynczak has over 20 years experience in biomedical research and health care investment.  He was the Chief Portfolio Manager, Biotechnology and Healthcare for BankInvest Asset Management A/S, Denmark, where he was responsible for investments in listed biotechnology and healthcare companies between October 2001 and August 2004.  From February to September 2001, he was the Principal of Tardis Consulting UK, advising seed and venture capital funds.  From July 1992 to January 2001, he was an investment executive with Rothschild Asset Management Limited UK and latterly the Head of the Bioscience Unit.  During this time, Dr.Wawrzynczak also served as a director of several biotechnology companies.  Between 1987 and 1992, Dr.Wawrzynczak was the Head of the Drug Targeting Laboratory at the Institute of Cancer Research/Royal Cancer Hospital.

Felix J. Baker, Ph.D., Director.  Felix Baker of New York, New York, U.S.A. has served as a Director of AnorMED since April 2004.  He currently is the Chair of AnorMED's Finance Committee and a member of the Compensation Committee.  Dr. Baker is a Managing Member of Baker Bros. Advisors, LLC, which he and his brother, Julian Baker, founded in 2000.  Dr. Baker's firm manages Baker Brothers Investments, a family of long-term investment funds for major university endowments and foundations, which are focused on publicly traded life sciences companies.  Dr. Baker's career as a fund-manager began in 1994 when he co-founded a biotechnology investing partnership with the Tisch Family, which led to the establishment in 2000 of Baker/Tisch Advisors, LLC.  Dr. Baker is currently a Managing Member of Baker/Tisch Advisors.  Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school.  He is also a director of Trimeris, Inc., Neurogen Corporation, Conjuchem Inc., and Seattle Genetics, Inc..

Eve E. Slater, M.D., Director.  Eve Slater, of Short Hills, New Jersey, U.S.A. joined the Board of AnorMED in January 2005. Dr. Slater is board certified in internal medicine and cardiology and has extensive experience in the pharmaceutical industry, including 19 years in senior management positions at Merck Research Laboratories where she served as chief safety officer during the 1990's.  Most recently, she was Assistant Secretary for Health, U.S. Department of Health and Human Services (HHS) where she served as Secretary Tommy Thompson's chief health policy advisor. Prior to joining HHS, Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology and Senior Director of Biochemical Endocrinology.  Dr. Slater recently authored a paper on the FDA, which was published in the New England Journal of Medicine.  She also serves on the board of directors of Vertex Pharmaceuticals Incorporated and Phase Forward Incorporated.

W.J. (Bill) Adams, C.A., Vice President, Finance, Chief Financial Officer, Secretary and Treasurer.  Mr. Adams has been with AnorMED since June 1997. Since joining AnorMED he has directed the financial operations of AnorMED during the period in which the Company brought in over $130 million in equity capital including an initial public offering on the Toronto Stock Exchange in 1999. Prior to joining AnorMED, Mr. Adams was Chief Financial Officer of a TSE listed technology company, and prior to that he was an audit manager with KPMG. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of British Columbia.

Gary J. Bridger, Ph.D, Vice President, Research and Development, Chief Scientific Officer.  Dr. Bridger is a founding member of AnorMED.  He is responsible for the coordination of the Company's research and development activities including the initiation of new projects as well as providing scientific support to ongoing clinical and development programs.  Dr. Bridger has been instrumental in building the Company's research group from its inception to its current complement of over 70 scientists. Prior to joining AnorMED, Dr. Bridger played a leading role in all aspects of chemistry research for Johnson Matthey's biomedical research group.  Dr. Bridger is a named inventor on 16 patents, 23 patent applications, and is the author of more than 50 scientific articles.  In 1987, he received a Ph.D. in Chemistry from the University of Manchester Institute of Science and Technology (U.K.) and did post-doctoral research at Boston College.

Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development. Dr. Calandra joined AnorMED in September 2000 and is responsible for leading and directing the Company's clinical research activities.  Dr. Calandra has over 20 years of clinical trial experience in the areas of infectious and inflammatory disease.  He was formerly the Vice President, Clinical Development at Pasteur Merieux Connaught in Swiftwater, Pennsylvania and prior to that was Senior Director, Clinical Research at the Merck Research Laboratories in West Point, Pennsylvania.  While at Merck, one of Dr. Calandra's areas of responsibility was the development of Crixivan for HIV infection.

Paul A. Brennan, M.Sc.,Vice President, Business Development.  Mr. Brennan joined AnorMED in May 2002 and brings over 13 year's global experience in the biotechnology and pharmaceutical industries.  As Director, Global Licensing at AstraZeneca he was responsible for product licensing, technology evaluation and acquisitions. Prior to its merger with Zeneca, Mr. Brennan held the position of Director of International Regulatory Affairs at Astra Draco AB. Mr. Brennan is responsible for leading AnorMED's partnering initiatives and ongoing licensing activities, as well as strategic planning for new product development. Mr. Brennan received a Masters of Science degree from Queen's University, Kingston, Ontario.

Renato T. Skerlj, Ph.D., Vice President, Chemistry.  Dr. Skerlj joined AnorMED in May 1998 and is responsible for leading and directing the activities of AnorMED's Chemistry group.  From October 1995 until May 1998 Dr. Skerlj held the position of Senior Research Chemist at Merck & Co., Inc.  Prior to October 1995 Dr. Skerlj was a Senior Scientist with Johnson Matthey's biomedical research group. Dr. Skerlj is a named inventor on 7 patents, 23 patent applications, and is the author of over 25 scientific articles. He received a Ph.D. in Chemistry from the University of British Columbia and did post-doctoral research at the University of Oxford (U.K.) and Ohio State University.

Elisabeth Whiting, M.Sc., Vice President, Corporate Development & Communications joined AnorMED in February 2001 and is responsible for the company's corporate strategic planning as well as all aspects of internal and external communications and investor relations.  Ms. Whiting has over 10 years of management experience in the biotechnology field including scientific research, financial and scientific communications and business development.  Prior to joining AnorMED, Ms. Whiting was Director, Investor Relations and Corporate Communications at Stressgen Biotechnologies Inc..  Ms. Whiting holds a Masters of Science degree from the University of Ottawa.

The directors and executive officers of AnorMED as a group beneficially own, directly or indirectly, or exercise control direction over an aggregate of 494,333 1.6%, (2,331,833 or 7.3% on a fully diluted basis) of our issued and outstanding common shares as of the date hereof.  In addition, Dr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P., and Baker Biotech Fund II (Z), L.P., Baker Biotech Fund III, L.P., Baker Biotech Fund III (Z), L.P. and 14159, L.P., New York, New York, which beneficially own, in the aggregate 5,954,850 or 18.7% of our issued and outstanding common shares.

Scientific Advisory Board

We have formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that relate to our research and development programs. At our request, these scientific advisors review and provide us with advice regarding individual research and development projects. Advisors have all executed confidentiality agreements. The Scientific Advisory Board meets at least annually and makes its recommendations directly to management. Members of the Scientific Advisory Board are paid a fee of U.S.$2,500 for each meeting attended plus travel expenses and each member has been awarded options under our incentive stock option plan. The following are brief biographies of the members of this advisory board:

Dr. A. Hilary Calvert, M.Sc., M.D., FRCP, FMedSci, Professor of Medical Oncology and Clinical Director of the Northern Institute for Cancer Research, The University of Newcastle-upon-Tyne, U.K.  Professor Calvert obtained his medical qualifications (M.D.) from Cambridge University (U.K.) and from University College Hospital Medical School, London, in 1972. His continued studies in the field of cancer chemotherapy culminated in an M.D. Thesis in 1981 on the clinical applications of antifolates. Professor Calvert is a world leader in the clinical introduction of new anticancer drugs. He played a key role in the introduction of carboplatin into clinical practice and in the development of novel antifolates, recently leading to the registration of pemetrexed for mesothelioma and non-small cell lung cancer. He is on the editorial board of five cancer/pharmacology journals and has published over 190 full papers in referred journals. Professor Calvert is the Chairman of the Cancer Research UK Phase I/II Committee (Clinical) and a member of the same charity's New Agents Committee, Development Committee and Clinical Trials Advisory Awards Committee.  He is a Member of the Medical Research Council Health Services and Public Health Research Board and European Organization for Research and Treatment of Cancer (EORTC) Pharmacokinetics and Molecular Mechanisms. In addition, he is a member of the European Drug Development Network, devoted to coordinating early clinical trials being conducted by the various European organizations and in 2001 was elected as a Fellow of the Academy of Medical Sciences, U.K. (F MedSci).

Dr. Erik De Clercq, M.D., Ph.D., Rega Institute, Katholieke Universiteit, Leuven, Belgium.  Dr. De Clercq was born in Dendermonde, Belgium, on March 28, 1941. He received his M.D. degree in 1966 and his Ph.D. in 1972 both from the Katholieke Universiteit Leuven (K.U.Leuven) in Belgium. After having spent two years at Stanford University Medical School as a postdoctoral fellow, he returned to the K.U.Leuven Medical School, where he became docent (assistant professor) in 1973, professor in 1975, and full professor in 1977. He teaches the courses of

Cell Biology, Biochemistry, Microbiology and Virology in the first, second and third undergraduate years of the Medical School at the K.U.Leuven and K.U.Leuven Campus Kortrijk. Prof. E. De Clercq served as chairman of the Department of Microbiology from 1986-1991. Since 1999 (until 2004) he is, again, serving as chairman of the Department of Microbiology and Immunology. In 1985, he became President of the Rega Foundation and, in 1986, Chairman of the Directory Board of the Rega Institute for Medical Research. He is a titular member of the Belgian Royal Academy of Medicine and the Academia Europaea, and has also held the Prof. P. De Somer Chair of Microbiology at the K.U.Leuven. Prof. E. De Clercq's scientific interests are in the antiviral chemotherapy field, and, in particular, the development of new antiviral agents for the treatment of various viral infections, including AIDS.

Dr. Dominique Schols, Ph.D., Professor of the Faculty of Medicine at Katholieke Universiteit, Leuven, Belgium Dr. Schols has more than 160 scientific publications in peer-reviewed journals mainly focused on HIV and on the mechanism of action of potential AIDS drugs. He obtained his Ph.D. in 1991 at the Rega Institute of Medical Research at the Faculty of Medicine of the Katholieke Universiteit Leuven and was a post-doctoral fellow at the department of Human Immunology, DNAX Research Institute, Palo Alto (CA, U.S.A.) for 3 years. Since 1995, he has been a member of the academic staff in Microbiology at the Katholieke Universiteit Leuven.  In 1997, he made the initial discovery that AMD3100 specifically interacted with the HIV co-receptor, CXCR4, thereby explaining its mechanism of anti-HIV activity that was initially reported in 1992.  Since 1998, he has been directly involved in the evaluation of AnorMED's compounds for their anti-HIV activity and their interaction sites with the HIV co-receptors.

Dr. Robert Schooley, M.D. Director of the Infectious Disease Division, Professor of Medicine at the University of Colorado Health Sciences Center.  Dr. Schooley has served as Chair of the Executive Committee and of the Immunology Committee of the National Institutes of Health (NIH) AIDS Clinical Trials Group, and as a member and Chair of the AIDS and Related Retroviruses I Study Section of the NIH. He is also a staff physician for the University of Colorado Hospital and the Denver Veterans Affairs Medical Center.

Dr. Thue W. Schwartz, M.D., University of Copenhagen, Copenhagen, Denmark.  Professor Schwartz obtained an M.D. from the University of Copenhagen, trained in protein chemistry at the University of Aarhus, was a post-doctoral Fellow at the Department of Biochemistry at the University of Chicago and holds a D.M.Sc. from the University of Copenhagen.  He is currently a Professor of Molecular Pharmacology at the University of Copenhagen where his research is primarily focused on studying the structural and molecular biology of seven transmembrane G-coupled receptors.  He was previously research professor at the Danish Medical Research Counsel and prior to that he was a research director at Novo Nordisk A/S where he led Departments of Computational Chemistry, Molecular Genetics, and Molecular Pharmacology.  Professor Schwartz has published approximately 210 scientific papers, has received many prizes and honours including the Jahre Prize (Olso 1990), the Viktor Mutt award (Santa Barbara, 1995), and recently the Lundbeck Foundation prize and the Novo Nordisk Prize. He is also a member of the Royal Danish Academy of Sciences.  Professor Schwartz is the Chief Scientific Officer of 7TM Pharma A/S and has been on the board of directors of NeuroSearch A/S as well as Profound Pharma A/S, Nuevolution A/S, GastroTech A/S of which he was a co-founder.

Dr. David C. Dale, M.D., Professor of Medicine at the University of Washington.  Dr. Dale is actively involved in teaching and patient care at the University of Washington Medical Center. He previously served as the Dean of the School of Medicine, University of Washington (1982-1986), President of the medical honor society Alpha Omega Alpha (1996-2002), and Chair of the Board of Governors for the American College of Physicians (2002-2003). He is currently a member of the Board of Regents for the American College of Physicians and Editor-in-Chief of the medicine textbook, Scientific American Medicine. Dr. Dale graduated from Harvard Medical School in 1966 and trained in Internal Medicine at the Massachusetts General Hospital Boston and the University of Washington Medical Center, Seattle.

Dr. Douglas W. Losordo, M.D., Chief of Cardiovascular Research and Director of the Catheterization Laboratory at Caritas St. Elizabeth's Medical Center.  Dr. Losordo is also an associate professor of medicine at Tufts University School of Medicine. Dr. Losordo currently holds grant support to further the study on gene and cell therapy for heart vascular diseases, and has published more than 100 scientific research papers, abstracts and book chapters.  He serves on the editorial boards of the Journal of the American College of Cardiology, Circulation Research and Circulation. Dr. Losordo received his medical degree from the University of Vermont, and is board-certified in internal medicine and cardiovascular disease.  He is a fellow of the American College of Cardiology, the American Heart Association, the American College of Physicians, and the American College of Chest Physicians

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including the approval of major transactions such as strategic alliances, acquisitions and financings. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management.  The directors are kept informed of the Company's operations at meetings of the Board and its committees and through reports and analyses by management. At Board meetings, the directors, other than those who are also members of the Company's management, are given an opportunity to meet privately. At a minimum, the Board meets quarterly without the presence of the directors who are also members of management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. During 2005, the Board met formally 5 times. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings.  Certain of the directors are also directors or managers of investment funds that are shareholders of AnorMED, which could create the possibility for such person to be in a position of conflict of interest.  In addition, certain of the directors and the members of AnorMED's advisory boards are employed by or affiliated with organizations, which have entered into research agreements with AnorMED.  As disputes may arise between these organizations and AnorMED, or certain of these organizations may undertake or have undertaken research with competitors of AnorMED, there exists the possibility for such persons to be in a position of conflict. However, these persons have a duty to deal fairly and in good faith with AnorMED and such other organizations in making any decision or recommendation involving AnorMED.  In addition, as applicable, such directors, officers and advisory board members will refrain from voting on any matter in which they have a conflict of interest.

Committees of the Board of Directors

The Board of Directors has established five standing committees, the Finance Committee, the Compensation Committee, the Nominating Committee, the Corporate Governance Committee and the Audit Committee.  The Board of Directors has delegated certain responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board.  The mandate of each committee is available on our website www.anormed.com.  Under almost all circumstances, matters falling under the responsibility of these committees are received as recommendations and dealt with at meetings of the entire Board. The Board of Directors is currently composed of nine (9) directors, eight of whom are independent of management, free of any interest and any business or other relationship, other than arising from their shareholdings, that could interfere with their ability to act with a view to the best interests of the Corporation.  Seven of the eight independent directors have been nominated for re-election at the upcoming Annual and Special General Meeting; the eighth is retiring and will not stand for re-election.  The Board has not appointed an executive committee of the Board.

Finance Committee

The finance committee deals with issues relating to the Company's cash resources and the possible need to augment those cash resources with additional financing, public or private, bank borrowing, and other forms of financing.  The committee monitors the Company's investor relations program and progress towards the investor relations objectives as amended from time to time.  As well, the Committee will monitor the company's Confidentiality and Insider Trading policies and ensure that mechanisms are in place to apply those policies.  In Fiscal 2005 the Finance Committee met formally once.  The committee is composed of Mr. Scott, Dr. Levy, and is chaired by Mr. Baker, all of whom are independent, unrelated directors.  The mandate of the Finance Committee as most recently approved by the Board of Directors is available on the Company's website at www.anormed.com.

Compensation Committee

The Compensation Committee is responsible for establishing and monitoring the Company's long range plans and programs for attracting, retraining, developing and motivating employees. The committee reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment and matters of compensation including assessing the achievement of corporate as well as individual objectives for the purpose of calculating annual cash bonuses and recommending awards under the Company's incentive stock option plan for all employees including the CEO and Senior Officers.  The Compensation Committee periodically reviews the risks of not retaining key staff and not adequately providing for succession of all key staff, and satisfies itself that these risks are being managed.  In Fiscal 2005 the Compensation Committee met 7 times.  The committee is composed of Dr. Cleare, Dr. Baker, Mr. Mallet, and is chaired by Mr. Scott, all of whom are independent, unrelated directors.  The mandate of the Compensation Committee as most recently approved by the Board of Directors is available on the Company's website at www.anormed.com.

Nominating Committee

The Nominating Committee is responsible for identifying, evaluating and recommending nominees for the Board of Directors. The committee has an objective to nominate a balanced mix of Board members with appropriate experience and expertise.  The Committee aims to ensure that the Board is composed of individuals who will best serve the interests of the Company and enhance shareholder value. The Nominating Committee held 4 meetings in Fiscal 2005. The committee is composed of Dr. Wawrzynczak, Dr. Levy and is chaired by Mr. Scott, all of whom are independent, unrelated directors.  The mandate of the Nominating Committee as most recently approved by the Board of Directors is available on the Company's website at www.anormed.com.

Corporate Governance Committee

The Corporate Governance Committee has the mandate to make recommendations to the full Board with respect to developments in the area of corporate governance and the practices of the Board.  This committee is also responsible for reviewing succession planning, assessing the performance of the Board and individual directors, and ensuring the Board is monitoring business risk mitigation.  The committee held 3 meetings in Fiscal 2005. The committee is currently composed of Mr. Scott, Dr. Wassenaar and is chaired by Mr. Mallet, all of whom are independent, unrelated directors.  The mandate of the Corporate Governance Committee as most recently approved by the Board of Directors is available on the Company's website at www.anormed.com.

Audit Committee

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities.  The committee has adopted an Audit Committee Mandate, approved by the Board of Directors, that reflects these and other responsibilities. See "Audit Committee Mandate".  The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company's auditors. See "Pre-Approval Policies and Procedures of Non-Audit Services." In Fiscal 2005 the Audit Committee met 4 times.  The committee is composed of Dr. Cleare, Dr. Levy, and Dr. Wawrzynczak and is chaired by Dr. Wassenaar, all of whom are independent, unrelated directors.

Education and Experience of Members of the Audit Committee

All members of the Audit Committee are independent and financially literate, based on either their experience as senior executives of a public and/or private company or their experience in the venture capital industry. See "Biographies of Directors and Executive Officers" for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Audit Committee Mandate

The Company has adopted a mandate to guide the Audit Committee in the fulfillment of its purpose. The mandate is reviewed by the Board of Directors on a periodic basis. The mandate as most recently approved by the Board of Directors is attached as an appendix to this Annual Information Form and is available on the Company's website at www.anormed.com

Pre-Approval Policies and Procedures of Non-Audit Services

The Company has complied with the Canadian Institute of Chartered Accountants' revised Rules of Professional Conduct on auditor independence (the "Rules") by adopting pre-approval policies and procedures for non-audit services to be provided by the Company's auditors, KPMG LLP ("KPMG").  As they relate to public companies these new Rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003.  They include prohibitions or restrictions on services that may be provided to audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. The Rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors' independence ("Prohibited Services"): bookkeeping or other services related to the audit client's accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other services; legal services; certain expert services unrelated to the audit. The Rules provide further details as to the specific nature of services within these categories that are prohibited.  The Company and its subsidiaries will not engage KPMG to carry out any Prohibited Service.  For services that are not prohibited the following pre-approval policies will apply:

  The Audit Committee will pre-approve all audit services provided by KPMG through their recommendation of KPMG as shareholders' auditors at the Company's annual meeting and through the Audit Committee's review of KPMG's annual audit plan.

  Annually, the Audit Committee will review a list of audit, audit-related, tax and other non audit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the pre-approved list for which the auditor has been engaged.

  All requests to engage KPMG for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company's Vice President, Finance. The request for service should include a description of the service, the estimated fee, a statement that the service is not a Prohibited Service and the reason KPMG is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $10,000, recommendations, in respect of each engagement, will be submitted to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $10,000, recommendations, in respect of each engagement, will be submitted by the Company's Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting.  The engagement may commence upon approval of the Committee.

External Auditor Service Fees

The aggregate fees billed for professional services rendered by KPMG and other accounting firms for the years ended March 31, 2005 and March 31, 2004 are as follows:

Fiscal year ended March 31,	2005	2004
KPMG LLP
Audit Fees (for audit of the Corporation's annual financial statements for the respective year and reviews of the Corporation's quarterly financial statements)	$ 82,605	$ 46,668
Audit-Related Fees (for accounting consultation)	40,264	13,500
Total audit and audit-related fees	122,869	60,168
Tax Fees	17,815	33,580
All Other Fees	-	66,947
Total Fees	$ 140,684	$ 160,695

The Audit Committee considered and concluded that the provision by KPMG LLP of such audit, audit-related, tax and other services as were provided to the Corporation in Fiscal 2005, is compatible with maintaining the independence of KPMG LLP.

Record of Attendance at Board and Committee Meetings

The following table sets forth the record of attendance of Directors at meetings of the Board of Directors and for the relevant committees to which each director belongs during the fiscal year ended March 31, 2005

Director	Attendance at Board Meetings	Attendance at Committee Meetings

David Scott	5 of 5	14 of 14

Michael J. Abrams	5 of 5	0 of 0

Felix J. Baker[1]	5 of 5	3 of 3

Michael J. Cleare	5 of 5	11 of 11

Julia Levy	5 of 5	8 of 8

Colin R. Mallet	5 of 5	7 of 7

Michael Phillips[2]	3 of 3	4 of 4

Eve E. Slater[3]	1 of 1	0 of 0

Willem Wassenaar	5 of 5	5 of 5

Edward J. Wawrzynczak	5 of 5	6 of 6

[1]Felix Baker joined the Board on April 27, 2004 [2] Michael Phillips retired from the Board on September 16, 2004 [3] Eve E. Slater joined the Board on January 20, 2005

Director Education

The following table sets out the Director Education and attendance for the Fiscal year ended March 31, 2005.

Date	Topic	Attendees

June 4, 2004	Seattle University Law School Director Training Seminar	Colin Mallet
July 21, 2004 Presenter: Nepta Moggan	Internal Control Documentation and Testing	Bill Wassenaar Colin Mallet

July 21, 2004 Presenter: Daniel Wilgosh	Contract's and General Liability	Bill Wassenaar Colin Mallet

July 21, 2004 Presenter: Mike Stevenson	Computer Data Management	Bill Wassenaar Colin Mallet

July 21, 2004 Presenter: Jim Goring (AON)	Directors & Officers Liability Insurance and risk management	Bill Wassenaar Colin Mallet

September 16, 2004 Presenter: Ann Humphreys	Marketing Analysis & Commercial Strategic Planning	David Scott Michael Abrams Michael Cleare Julia Levy Colin Mallet Bill Wassenaar Edward Wawrzynczak Felix Baker

November 1, 2004 Presenter: Lata Casciano	Corporate Governance Rules and Regulations	David Scott Colin Mallet Bill Wassenaar

LEGAL PROCEEDINGS

Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of (i) any shareholder of the Company that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries' directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our most recent completed financial year or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Investor Services Inc. and the register of transfers for our Common Shares is located at its principal offices in Vancouver at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and branch registers of transfer are located in Toronto at 11th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein, there are no other material contracts that we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect.  The contracts disclosed herein are:

1.

the licensing agreement between the Company and Shire dated January 9, 2004, as amended as of March 22, 2004 relating to the licensing to Shire of FOSRENOL; and

2.

the licensing agreement between the Company and NeoRx dated April 2, 2004 for the development and commercialization of NX473.

INTEREST OF EXPERTS

Our auditors, KPMG LLP, have prepared the audit report attached to our audited financial statements for our most recent year end.  Our auditors do not, directly or indirectly, hold any of our securities or have any interest in our property.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements that constitute forward-looking statements within the meaning of the United States Securities Exchange Act of 1934.  Those statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures and our future operating performance. Such statements may be indicated by words such as "estimate", "expect", "intend", "believes", and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, changes in government regulation, fluctuations in demand and supply for our products, industry production levels and our ability to execute our business plan and misjudgments in the course of preparing forward-looking statements. The information contained in this Annual Information Form, including, without limitation, the information set forth under the heading "Risk Factors" and the information contained in our MD&A for the year ended March 31, 2005 identifies important factors that could cause such differences.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, will be contained in our management proxy circular for our annual meeting of shareholders to be held later this year. Additional financial information is provided in our audited financial statements and MD&A for our most recent year-end.  The foregoing additional information is available on SEDAR at www.sedar.com under the Company name.

GLOSSARY OF TERMS

Term	Definition
ABMTR	Autologous Blood and Marrow Transplant Registry
ACTG	Adult AIDS Clinical Trials Group
AHA	American Heart Association
Allogeneic stem cell transplant

Stem cell transplant that involves rescuing the patient from high dose chemotherapy/radiotherapy using blood or marrow stem cells from either a family member (usually an HLA matched sibling but on occasion a parent) or a volunteer unrelated donor.

Analog	A structural derivative of a compound.
ASCO	American Society of Clinical Oncology
ASH	American Society of Hematology
Autologous stem cell transplant	Stem cell transplantation that involves rescuing the patient from high dose chemotherapy/radiotherapy using the patient's own peripheral blood or bone marrow stem cells.
cGMP (current Good Manufacturing Practices)	Codes of manufacturing practices published by the FDA and the HPFB intended to ensure that drug products are consistently manufactured to a quality appropriate for their intended use.
Chemotherapy	The treatment of disease with drugs, most often used for describing the treatment of cancer. These drugs interfere with the growth and division of cancer cells.
Chemokine	A type of biological signalling molecule.
CIBMTR	Center for International Blood and Marrow Transplant Research
Clinical trials	Organized studies with human patients designed to provide statistically relevant clinical data for determining the efficacy or safety of new therapeutic agents and diagnostic and medical devices.
Combination therapy	Patients are given two or more drugs in combination in order to increase efficacy by attacking the disease using two or more different routes.
Coordination chemistry	The science of how metal atoms interact with molecules and ions.
CROI	Conference on Retroviruses and Opportunistic Infections
DNA (Deoxyribonucleic acid)	The chemical compound present in all cells of the body that is the carrier of genetic information.
EBMT	European Bone Marrow Transplant Meeting
Efficacy	The ability to produce a desired effect.
EMEA	European Medicines Evaluation Agency
ESH	Congress European Society of Hematology
FDA (Food and Drug Administration)	The United States federal government agency that regulates the production, safety and efficacy of biological and pharmaceutical products in the United States.
Formulation

Preparation of the end-use dosage form of a drug by combining a pharmacologic product with non-medicinal agents.  These agents can include solvents, preservatives, stabilizers, colorants, fillers and disintegrating agents to create the final dosage form (e.g. capsule, tablet or injection).

G-CSF	Granulocyte colony stimulating factor, Neupogen.
Genes	Small sections of a chromosomal DNA that carry the specific genetic information required for the production of a protein molecule by a cell.

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Term	Definition
HPFB (Health Products and Food Branch)	An agency of the Department of Health Canada that regulates the production, safety and efficacy of biological and pharmaceutical products in Canada.
IBMTR	International Bone Marrow Transplant Registry
In Vitro	Taking place outside the living body; sometimes used to include the growth of cells from multicellular organisms under cell culture conditions.
In Vivo	Taking place in a living organism.
IND (Investigational New Drug) application

A request for acceptance from the FDA or the HPFB to conduct a clinical evaluation of an IND. An IND application must include information on animal tests, a description of the proposed clinical trial and a list of investigators and their qualifications.

Intravenous	Within a vein or veins.
ISCT	International Society for Cellular Therapy
ISEH	International Society of Experimental Hematology
Isotopes	Variant forms of a chemical element (at the atomic level) that differ from each other in atomic mass.
Kidney dialysis	A procedure for removing nitrogenous wastes (urea) from the body when the kidneys are not functioning effectively.
Linker	A chemical entity, which holds two separate molecules together.
MM	Multiple myeloma
MRI (Magnetic Resonance Imaging)	A computerized diagnostic imaging system that uses radio frequency radiation as a source of energy for visualizing internal organs.
NDA (New Drug Application)

An application to the FDA for marketing approval for a new therapeutic agent made upon successful completion of clinical trials. The review time for a NDA is typically between 12 and 36 months and encompasses a review of all information related to animal tests, clinical trials, pharmacokinetics, drug manufacturing, processing and packaging.

NHL	Non-Hodgkin's lymphoma
NMDP	National Marrow Donor Program
PBSC	Peripheral Blood Stem Cell
Pharmacokinetics	The study of how a drug is absorbed by, distributed through and excreted by the body.
Radioisotopes	Isotopes, which emit radiation.
Receptor	A structure within a cell or on the surface of a cell that selectively binds a specific substance resulting in a specific physiologic effect.
Scavenger	A substance added to remove unwanted substances.
SCT	Society for Cellular Therapy
Subcutaneous	Under the skin.
Tandem BMT	Tandem Bone Marrow Transplant
Technetium	A radioactive element widely used in nuclear medicine imaging studies.
Therapeutics

Products for treating medical disorders or diseases, including synthetic small molecule drugs (pharmaceuticals), biologically derived agents (biopharmaceuticals), plant or animal extracts, human tissue products, genetic factors, and immune components.

TNF	Tumor necrosis factor, a protein involved in inflammation.
Toxicity	A condition that results from exposure to a poison or to poisonous amounts of a substance that does not cause side effects in smaller amounts but can exert harmful side effects in large doses.

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Term	Definition
WAC	World AIDS Conference
Xenografts	Grafts of tissue that have been transplanted between animals of different species.

All references in this document to "we", "us", "our" or similar terms means AnorMED Inc.

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Appendix A

Audit Committee Mandate

General Functions, Authority, and Role

The Audit Committee is a committee of, and reports to, the Board of Directors. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring:

(1)

the integrity of the financial statements of the Company;

(2)

compliance by the Company with legal and regulatory requirements related to financial reporting;

(3)

the performance, qualifications and independence of the Company's independent auditors; and

(4)

performance of the Company's internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

  The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Management Proxy Circular.

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  The members' terms of appointment will coincide with the terms of appointment of other board committees, and provide for continuity of  membership, while at the same time allowing fresh perspectives to be added.

  The Board will elect, by a majority vote, one member as chairperson.

  The membership of the Audit Committee will meet all independence and financial literacy requirements of The Toronto Stock Exchange and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Company.

  A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

  Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or by telephone.

  The Audit Committee will meet with the independent auditor without any member of management present at least quarterly, either in person or by telephone

Reporting Responsibilities

  Provide to the Board of Directors proper Committee minutes.

  Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Mandate Evaluation

  Annually review and reassess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors for approval.

Whistleblower Mechanism and Code of Ethics

  Adopt and review annually a procedure through which employees and others can confidentially and anonymously inform the Audit Committee regarding any concerns about the Company's accounting, internal accounting controls or auditing matters through the corporate ombudsman and a "whistleblower" hotline. The procedure shall include responding to and keeping of records of, any such complaints and the ombudsman will deal directly with the Chair of the Audit Committee on 'financial' complaints.

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  The committee will ensure that the Company has a published Code of Ethics that covers financial matters, and will monitor the application of that Code. The Corporate Governance Committee will also be responsible for ensuring the functioning of a confidential complaints process for employees.

Legal Responsibilities

  Perform such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

Independent Auditor

a)

Nominations

  Recommend annually to the Board of Directors the independent auditor to be proposed for shareholder approval.

b)

Compensation and Evaluation

  Approve the compensation of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Committee, recommend to the Board that the independent auditor be replaced.

c)

Engagement Procedures for Non-audit Services

  Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

  Ensure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, or any securities exchange on which the Company's shares are traded including, but not limited to, the following nine types of non-audit services:

  Bookkeeping or other services related to accounting records or financial statements of the Company;

  Financial information systems design and implementation consulting services;

  Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

  Actuarial services;

  Internal audit outsourcing services;

  Any management or human resources function;

  Broker, dealer, investment advisor, or investment banking services;

  Legal services;

  Expert services related to the auditing service; and

  Any other service the Board of Directors determines is not permitted.

d)

Hiring Practices

  Ensure that no individual who is, or in the past 12 months has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least 12 months after the end of either the affiliation or the auditing relationship.

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e)

Independence Test

  Take reasonable steps to confirm the independence of the independent auditor, which shall include:

  Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company;

  Monitor compliance by the outside auditor of the stipulations imposed by the relevant oversight bodies under which the lead or coordinating audit partner and the reviewing partner must rotate every five years by reviewing the auditor's partner rotation succession plan annually;

  Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

  As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

f)

Restrictions

  Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors' review and  examination of the Company's accounts.

g)

Audit Committee Meetings

  Notify the independent auditor of every Audit Committee meeting and permit the independent auditor to appear and speak at those meetings.

  At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

  Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

OTHER PROFESSIONAL CONSULTING SERVICES

Engagement Review

  As necessary, consider with management the rationale and selection criteria for engaging professional consulting services firms related to accounting, financial reporting and related matters.

  Ultimate authority and responsibility to select, evaluate and approve professional consulting services engagements related to accounting, financial reporting and related matters.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

  Consider annually, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

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Review Process and Results

  Review and discuss with management and the independent auditor at the completion of the annual examination and quarterly review, as applicable:

  The Company's audited or non-audited financial statements and related notes;

  The Company's MD&A and news releases related to financial results;

  The independent auditor's audit or review of the financial statements and its report thereon;

  Any significant changes required in the independent auditor's audit plan;

  The appropriateness of the presentation of any non-GAAP related financial information;

  Any serious difficulties or disputes with management encountered during the course of the audit or review; and

  Other matters related to the conduct of the audit or review, which are to be communicated to the Audit Committee under generally accepted auditing standards.

  Review the management letter delivered by the independent auditor in connection with the audit.

  Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

  Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure.

  Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

  Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee including any difficulties or disputes between the independent auditor and management.

  Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals as well as any accruals, provisions or estimates that may have a significant impact on the Company's financial reports, and any other sensitive matters such as disclosure of related party transactions.

  Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

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  Review with management and the independent auditor any legal matters, tax assessments, correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies and the manner in which these matters have been disclosed in public filings if applicable.

  Review with management and the independent auditor management's process for identifying, communicating and correcting misstatements, understanding management's tolerance for unadjusted misstatements, and assess the effect of corrected and uncorrected misstatements, if any, on the Company's financial statements.

  Receive and review the CEO and CFO certifications of quarterly and annual reports required by The Toronto Stock Exchange and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Company

SECURITIES REGULATORY FILINGS

  Review filings with the Canadian provincial securities commissions other published documents containing the Company's financial statements.

  Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination.

RISK ASSESSMENT

  Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

  Assess risk areas and policies to manage risk including, without limitation, environmental, health and safety risk, contracts and general liability exposure, risk of fraud, information, communications and data security, site security, insurance coverage and other areas as determined by the Board of Directors from time to time.

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy and foreign exchange exposure.